東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

20th September, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of the announcement dated 16th September, 2005 of the Company in respect of the interim results for the six months ended 30th June, 2005.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Company Secretary
Encls.

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

FINANCIAL HIGHLIGHTS	30 June 2005 *HK$'000*	30 June 2004 *HK$'000*	Percentage change
Turnover	78,534	34,590	+127%
Profit attributable to equity holders	18,544	60,112	-69%
Earnings per share *(HK cents)*	2.40	7.78	-69%

UNAUDITED INTERIM RESULTS

The board of directors ("Directors") of ONFEM Holdings Limited ("Company") herewith announces the unaudited interim results of the Company and its subsidiaries ("Group") for the six months ended 30 June 2005 together with the comparative figures of the corresponding period in 2004. The interim condensed consolidated financial information has not been audited, but has been reviewed by the auditors of the Company, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants.

Condensed Consolidated Income Statement

For the six months ended 30 June 2005

		Six months ended 30 June	
		2005	2004
		(Unaudited)	(Unaudited)
			(Restated)
			(Note 2)
	Note	*HK$'000*	*HK$'000*
Turnover	3	78,534	34,590
Cost of sales		(54,651)	(16,266)
Gross profit		23,883	18,324
Other income	4	7,592	3,776
Selling and distribution costs		(5,539)	(5,757)
Administrative expenses		(21,267)	(20,662)
Other operating expenses		(1,013)	(961)
Revaluation gain on investment properties	3(a)	14,701	–
Gain on deconsolidation of subsidiaries		–	66,676
Operating profit		18,357	61,396
Finance costs		(254)	(1,198)
Profit before tax	5	18,103	60,198
Income tax	6	441	(86)
Profit for the period		18,544	60,112
Attributable to:			
Equity holders of the Company		18,544	60,112
Earnings per share for profit attributable to equity holders of the Company during the period *(expressed in HK cents)*			
– basic	7	2.40	7.78

Condensed Consolidated Balance Sheet
As at 30 June 2005

	Note	30 June 2005 (Unaudited) HK$'000	31 December 2004 (Restated) (Note 2) HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		8,556	10,173
Investment properties		244,591	229,890
Leasehold land and land use rights		–	2,839
Goodwill		18,958	11,491
Available-for-sale financial assets		29,160	28,440
Deferred tax assets		932	932
Retention receivables		1,892	879
Other assets		2,784	1,716
		306,873	286,360
Current assets			
Inventories		205,006	202,491
Trade and other receivables	9	89,718	83,490
Gross amounts due from customers for contract work		2,665	1,684
Financial assets at fair value through profit or loss		2,824	2,489
Pledged deposits		43,100	38,100
Cash and bank deposits		108,505	120,839
		451,818	449,093
Total assets		758,691	735,453
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		77,218	77,218
Reserves		510,599	483,842
		587,817	561,060
Minority interest		3,617	3,617
Total equity		591,434	564,677
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities		57	105
Provisions for other liabilities and charges		3,258	3,317
		3,315	3,422
Current liabilities			
Trade and other payables	10	114,114	109,376
Gross amounts due to customers for contract work		–	810
Current tax payable		14,047	14,037
Short-term borrowings		35,781	43,131
		163,942	167,354
Total liabilities		167,257	170,776
Total equity and liabilities		758,691	735,453
Net current assets		287,876	281,739
Total assets less current liabilities		594,749	568,099

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2005

(Unaudited)

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Available-for-sale financial assets revaluation reserve HK$'000	Investment properties revaluation reserve HK$'000	Exchange reserve HK$'000	Accumulated losses HK$'000	Minority interest HK$'000	Total equity HK$'000
Balance at 1 January 2005, as previously reported as equity	77,218	409,738	600,412	769	11,520	600	646	(539,738)	–	561,165
Reclassification of minority interest as part of equity *(Note 2)*	–	–	–	–	–	–	–	–	3,617	3,617
Recognition of revaluation surplus of investment properties in the profit and loss on the adoption of HKAS 40 *(Note 2)*	–	–	–	–	–	(600)	–	600	–	–
Deferred tax arising from the revaluation of investment properties on the adoption of HK(SIC)-Int 21 *(Note 2)*	–	–	–	–	–	–	–	(105)	–	(105)
Balance at 1 January 2005, as restated before opening adjustment	77,218	409,738	600,412	769	11,520	–	646	(539,243)	3,617	564,677
Opening adjustment on derecognition of negative goodwill on the adoption of HKFRS 3 *(Note 2)*	–	–	–	–	–	–	–	7,467	–	7,467
Balance at 1 January 2005, as restated	77,218	409,738	600,412	769	11,520	–	646	(531,776)	3,617	572,144
Revaluation surplus of available-for-sale financial assets	–	–	–	–	720	–	–	–	–	720
Currency translation adjustments	–	–	–	–	–	–	26	–	–	26
Net increase in equity before profit for the period	–	–	–	–	720	–	26	–	–	746
Profit for the period	–	–	–	–	–	–	–	18,544	–	18,544
Balance at 30 June 2005	77,218	409,738	600,412	769	12,240	–	672	(513,232)	3,617	591,434

(Unaudited)

	Attributable to equity holders of the Company									
	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Available-for-sale financial assets revaluation reserve HK$'000	Investment properties revaluation reserve HK$'000	Exchange reserve HK$'000	Accumulated losses HK$'000	Minority interest HK$'000	Total equity HK$'000
Balance at 1 January 2004, as previously reported as equity	77,218	409,738	601,415	769	11,520	–	(1,601)	(624,352)	–	474,707
Reclassification of minority interest as part of equity *(Note 2)*	–	–	–	–	–	–	–	–	30,778	30,778
Balance at 1 January 2004, as restated	77,218	409,738	601,415	769	11,520	–	(1,601)	(624,352)	30,778	505,485
Revaluation deficit of available-for-sale financial assets	–	–	–	–	(3,240)	–	–	–	–	(3,240)
Currency translation adjustments	–	–	–	–	–	–	2,587	–	–	2,587
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	(25,033)	(25,033)
Net increase/(decrease) in equity before profit for the period	–	–	–	–	(3,240)	–	2,587	–	(25,033)	(25,686)
Profit for the period	–	–	–	–	–	–	–	60,112	–	60,112
Balance at 30 June 2004	77,218	409,738	601,415	769	8,280	–	986	(564,240)	5,745	539,911

Notes to the Condensed Consolidated Financial Information

1. Basis of preparation and accounting policies

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 December 2004, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note 2 below.

2. Changes in accounting policies

Effect of adopting new HKFRS

In 2005, the Group adopted the new HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements and current period classification.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Form of a Lease

(i) The adoption of new/revised HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 34, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.
- HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 27, 33, 34, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 have no material effect on the Group's accounting policies.

(ii) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. If the lease payment for a lease of land and building cannot be allocated reliably between the land and building elements, the entire lease is classified as a finance lease and the leasehold land and building is stated collectively at cost less accumulated depreciation and accumulated impairment. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

(iii) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of trading and non-trading securities into financial assets at fair value through profit or loss and available-for-sale financial assets.

(iv) The adoption of revised HKAS 40 has resulted in a change in the accounting policy whereby the changes in fair value of investment properties are recorded in the income statement. In prior years, the increases in fair value were credited to the investment properties revaluation reserve while decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

(v) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statement. Effective 1 January 2005, the Group expenses the cost of share options in the income statement. There is no impact on the prior year financial statements as the Group had no unvested share options outstanding as at 1 January 2005.

(vi) The adoption of HKFRS 3 and HKAS 36 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004,

- Goodwill was amortised on a straight-line basis over a period ranging from 5 to 15 years and assessed for an indication of impairment at each balance sheet date.
- Negative goodwill was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the income statement as those expected losses were incurred.

In accordance with the provisions of HKFRS 3:

- For previously recognised goodwill, the Group ceased amortisation from 1 January 2005 and the accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ending 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is an indication of impairment.
- For previously recognised negative goodwill, the carrying amount of negative goodwill at 1 January 2005 was derecognised, with a corresponding adjustment to the opening balance of retained earnings.

(vii) The adoption of revised HK(SIC)-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the basis of measurement was to assume that the carrying amount of that asset was expected to be recovered through sale.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;
- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information. Any adjustment should be made to the retained earnings as at 1 January 2005, including the reclassification of any amount held in revaluation surplus for investment properties;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and
- HKFRS 3 – prospectively after the adoption date, with any adjustment made to the retained earnings as at 1 January 2005.

3. Segment information

Primary reporting format – business segments

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. In order to better align with the Group's business development, the grouping of different businesses under each business segment has been changed with prior period segment information restated for comparative purposes. As at 30 June 2005, the Group has categorised its businesses into the following segments:

Real estate development:	Development of residential and commercial properties, as well as provision of construction project management services.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Specialised construction:	Design, installation and selling of curtain walls and aluminium windows, doors and fire-proof materials.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products.
Securities investment and trading:	Trading and investment of securities.

	(Unaudited) Six months ended 30 June											
	Real estate development		Property leasing		Specialised construction		Manufacturing and trading		Securities investment and trading		Total	
	2005	2004 (Restated)	2005	2004	2005	2004 (Restated)	2005	2004 (Restated)	2005	2004	2005	2004 (Restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue	6,540	–	5,761	4,747	39,883	4,830	25,957	24,564	393	449	78,534	34,590
Segment results	5,267	(69)	19,550(a)	2,964	4,475(b)	(3,516)	422	(496)	1,321	1,530	31,035	413
Gain on deconsolidation of subsidiaries											–	66,676
Unallocated corporate expenses, net											(12,678)	(5,693)
Operating profit											18,357	61,396
Finance costs											(254)	(1,198)
Income tax											441	(86)
Profit for the period											18,544	60,112

(a) Included a net revaluation gain on investment properties of approximately HK$14,701,000. The Group has estimated the fair value of investment properties as at 30 June 2005 by reference to the current prices in an active market for similar properties in the same location and condition subject to similar leases and other contracts.

(b) Included a gain on disposal of property, plant and equipment of approximately HK$6,170,000 as a result of the compensation received from the local government in China for factory relocation.

4. **Other income**

	Six months ended 30 June 2005 (Unaudited) *HK$'000*	2004 (Unaudited) (Restated) *(Note 2)* *HK$'000*
Gain on disposal of property, plant and equipment	6,093	117
Unrealised gain on financial assets at fair value through profit or loss	335	1,099
Interest income	822	1,460
Others	342	1,100
	7,592	3,776

5. **Profit before tax**

Profit before tax is stated after charging/(crediting) the following:

	Six months ended 30 June 2005 (Unaudited) *HK$'000*	2004 (Unaudited) (Restated) *(Note 2)* *HK$'000*
Interest on borrowings	779	1,995
Less: borrowing costs capitalised into properties under development	(525)	(797)
	254	1,198
Depreciation	1,459	1,615
Less: depreciation capitalised into properties under development	(111)	(104)
	1,348	1,511
Amortisation of land lease premium	904	961
Less: amortisation capitalised into properties under development	(904)	(911)
	–	50
Employee benefit expense, including the Directors' emoluments	13,755	16,881
(Write-back of provision)/provision for inventory obsolescence	(101)	405
Cost of inventories sold	16,001	14,820
Write-back of provision for bad and doubtful debts (a)	(1,444)	(1,709)
Exchange loss	203	1,013
Other operating expenses arising from investment properties that generate rental income	1,003	961
Other operating expenses that did not generate rental income	10	–

(a) An amount of approximately HK$723,000 (30 June 2004: HK$3,603,000), being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), a former intermediate holding company of the Company, is included in the write-back of provision for bad and doubtful debts. The said amount was received during the period from the liquidators of CNMG as an interim dividend to the unsecured creditors of CNMG.

6. **Income tax**

Hong Kong profits tax has been provided at the rate of 17.5% (30 June 2004:17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Six months ended 30 June 2005 (Unaudited) *HK$'000*	2004 (Unaudited) *HK$'000*
Current tax		
– Hong Kong profits tax	–	–
– Overseas taxation	–	(86)
– Write-back of over-provision in prior years	393	–
Deferred tax income	48	–
	441	(86)

7. **Earnings per share**

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June 2005 (Unaudited)	2004 (Unaudited)
Profit attributable to equity holders of the Company *(HK$'000)*	18,544	60,112
Weighted average number of ordinary shares in issue *('000)*	772,182	772,182
Basic earnings per share *(HK cents)*	2.40	7.78

No diluted earnings per share is presented as there were no dilutive potential shares in existence during the period.

8. **Dividends**

The Directors have resolved not to pay an interim dividend for the six months ended 30 June 2005 (30 June 2004: Nil).

9. Trade and other receivables

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	30 June 2005 (Unaudited) HK$'000	31 December 2004 HK$'000
0 – 30 days	21,406	9,194
31 – 60 days	4,850	5,340
61 – 90 days	672	3,247
Over 90 days	29,363	33,148
	56,291	50,929
Less: Provision for bad and doubtful debts	(13,472)	(19,257)
	42,819	31,672

The normal credit period granted by the Group is 30 to 60 days from the date of invoice.

A subsidiary of the Group entered into a specialised construction contract for a contract sum of approximately US$7,494,000 (equivalent to approximately HK$58,453,000) with a main contractor. The employer of the respective construction project withheld the settlement of certain payments on the basis that there was a delay in the completion of the construction project. As at 30 June 2005, the contract, retention and other receivables from the main contractor in respect of this contract amounted to approximately HK$10,751,000, HK$2,915,000 and HK$5,843,000 respectively. The Directors are of the opinion that the subsidiary has strong and valid defence against the claim of delay and there will be no material adverse effect on the financial position of the Group. Consequently, no provision has been made in respect of the aforesaid amount receivables as at 30 June 2005.

10. Trade and other payables

Included in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	30 June 2005 (Unaudited) HK$'000	31 December 2004 HK$'000
0 – 30 days	17,216	14,024
31 – 60 days	6,968	11,504
61 – 90 days	1,996	1,151
Over 90 days	43,184	48,622
	69,364	75,301

11. Contingent liabilities

At 30 June 2005, the Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$51,471,000 (31 December 2004: HK$21,600,000).

12. Capital commitments

	30 June 2005 (Unaudited) HK$'000	31 December 2004 HK$'000
Contracted but not provided for – properties under development	30,687	29,508

13. Events after the balance sheet date

On 16 August 2005, several wholly-owned subsidiaries of the Company accepted the offers from a bank for the grant of various general banking facilities to the extent of an aggregate amount of approximately HK$156,000,000 pursuant to the facility letters dated 28 July 2005. The facilities are secured by a corporate guarantee given by the Company and legal charges and a rental assignment on an investment property of the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results

The unaudited consolidated turnover of the Group for the six months ended 30 June 2005 amounted to approximately HK$78.5 million (30 June 2004: HK$34.6 million), representing an increase of approximately 127% as compared to the same period of last year. The unaudited net profit was approximately HK$18.5 million (30 June 2004: HK$60.1 million).

During the period under review, the increase in the Group's consolidated turnover was mainly attributable to the achievements of its active business development in the second half of 2004. The Group completed the acquisition of Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("SJQ") in October 2004 and its results have been included in the Group's consolidated financial statements since then.

The Group recorded a consolidated gross profit margin of approximately 30% in the first half of 2005 (30 June 2004: 53%). The decline of the gross profit margin, as compared to that of the corresponding period of last year, was mainly due to the change in the Group's business structure, as SJQ, which has a lower profit margin than the existing operation of the Group, now contributes a larger percentage of the consolidated turnover to the Group.

Despite the decline in profit for the period, the performance of the Group's operations improved as compared to that of the corresponding period of last year, as last year's results included the one-off gain of approximately HK$66.7 million resulting from deconsolidation of subsidiaries in the first half of 2004.

Operational Review

A. *Real Estate Development Business*

The Group is currently engaged in the real estate development business, which includes the development of residential and commercial properties as well as the provision of construction project management services.

The construction project management, a new business launched by the Group in the second half of 2004, achieved satisfactory results and provided the Group with a revenue of approximately HK$6.5 million during the period under review, which represented approximately 8% of the Group's consolidated turnover. The project management services provided to the Guangzhou Tian He Jin Hai Building by the Group will be completed in the second half of this year. The related project not only provided a considerable amount of revenue to the Group, but also laid a solid foundation for the Group to develop real estate and construction project management, thereby exploring a new business area for the Group.

As regard to the development of residential and commercial properties, the proposal for design modification of the Haitian Garden project was approved by the local government on 18 May 2005. As such, the Haitian Garden project has yet to provide any profit contribution to the Group. Nevertheless, superstructure works will be commenced soon with an attempt to obtain the permit for pre-sale in the early next year. The Haitian Garden is expected to be launched to the market in 2006.

There has been a remarkable increase in the price of the residential apartments in Zhuhai in the first half of 2005 due largely to the market's expectation on the commencement of construction of the Hong Kong-Zhuhai-Macau Bridge and the Guangzhou-Zhuhai Railway, which will greatly reduce the travelling time between Hong Kong and Zhuhai, and the western part of China respectively. Zhuhai has also benefited from its geographical and natural environment and the strong support from the local government in promoting its economic development. The Group expects that the current and continuous growth momentum of the real estate market in the Zhuhai region will be beneficial to the sales of the Haitian Garden apartments.

B. Property Leasing Business

Turnover from the property leasing business increased by approximately 23% from approximately HK$4.7 million in the first half of 2004 to approximately HK$5.8 million in the first half of 2005, which represented approximately 7% of the Group's consolidated turnover (30 June 2004: 14%). The segment profit contribution provided by the property leasing business increased from approximately HK$3.0 million in the first half of 2004 to approximately HK$19.6 million in the first half of 2005. The property leasing operation benefited mostly from the buoyant Hong Kong property market, which led to a growth in the rental income of ONFEM Tower ("Tower") as well as an increase of approximately HK$14.7 million in the total fair value of the investment properties as compared to that as at the end of 2004. Turnover and profit contribution from this business segment have thus increased.

The Hong Kong property market is currently on an upward trend. The average occupancy rate of the Tower for the first half of the year was approximately 90%, which was higher than 84% of the corresponding period of last year. The Group will continue to appoint a renowned company to provide property management services and formulate plans for medium to large-scale repair and maintenance, with the aim of ensuring that the facilities and services of the Tower are at a satisfactory level and to be continuously committed to enhancing tenants' satisfaction in order to increase the leasing revenue of the Tower. As such, the Group expects there will still be room to increase the rent of the Tower further, thereby maintaining the stable growth in revenue of the Tower.

C. Specialised Construction Business

The Group is currently engaged in the specialised construction business, which includes the design and installation of curtain walls, the manufacture and installation of doors and plaster projects.

In the first half of 2005, turnover from specialised construction business amounted to approximately HK$39.9 million (30 June 2004: HK$4.8 million), accounting for approximately 51% of the consolidated turnover of the Group (30 June 2004: 14%). The segment results of this business during the period under review turned around from a loss of approximately HK$3.5 million in the first half of 2004 to a profit of approximately HK$4.5 million in the first half of 2005, after taking into account the gain on disposal of property, plant and equipment of approximately HK$6.2 million as a result of the compensation received from the local government in China for factory relocation.

SJQ, which is engaged in the design and installation of curtain walls in China, played an important role in the specialised construction business of the Group and contributed approximately HK$38.6 million to the Group's turnover during the period under review.

The aggregate turnover from the manufacture and installation of doors and plaster project businesses amounted to approximately HK$1.3 million (30 June 2004: HK$1.2 million), representing an increase of approximately 8% as compared to that of the corresponding period of last year. 93% and 7% of the turnover were generated from China and Hong Kong respectively. During the period under review, Enful Holdings Limited and its subsidiaries ("Enful"), which are engaged in this business, utilised most of their resources on factory relocation in China and operation planning. This posed a negative impact on turnover which was insufficient to cover the fixed operating cost, and resulted in a loss of approximately HK$2.2 million (excluding the gain on disposal of property, plant and equipment for factory relocation). Nevertheless, the loss decreased as compared to that of the corresponding period of last year. It is expected that the situation will be improved in the second half of the year.

D. Manufacturing and Trading Business

Turnover of Jaeger Oil & Chemical Holdings Limited and its subsidiaries ("Jaeger"), which are engaged in the manufacture and distribution of industrial lubricants, increased by approximately 6% in the first half of 2005 as compared to the same period of last year, accounting for approximately 33% of the Group's consolidated turnover (30 June 2004: 71%). 90% of the turnover came from China, while the remaining 10% was generated from Hong Kong and the Southeast Asian region.

During the first half of the year, Jaeger continued with market expansion in the Yangtze River Delta, enlarged the distribution network in the eastern and central parts of China, and strove to promote new products in order to increase its market share. As a result, turnover in the first half of the year was higher than that of the corresponding period of last year. However, since the prices of crude oil and chemical raw materials continued to surge to a record high, the overall cost of lubricant products increased significantly (by approximately 20%). Increase in the overall cost of lubricant products squeezed the marginal profit of the industrial lubricant business, which in turn resulted in a decrease in the gross profit margin of approximately 3% in the first half of the year as compared to that of the corresponding period of last year. Jaeger returned to profitability from a segment loss in the first half of 2004 to a profit in the first half of 2005.

Jaeger continuously aimed to improve the product quality and reduce the costs of imported finished products. Therefore, Jaeger believes that reasonable profits will be generated in 2005.

Outlook

The Group anticipates that the business opportunities brought by the Beijing Olympic Games in 2008, the Shanghai World Expo and the Guangzhou Asian Games in 2010 will contribute to the overall economic development in China. The Group will continue to seek resources that could combine its real estate development and specialised construction operations to create synergistic benefits, thereby achieving the Group's objective of "build up the business and enhance the profit".

Liquidity and Financial Resources

As at 30 June 2005, the gearing ratio (total borrowings over total equity) of the Group reduced to 6% from 8% at 31 December 2004. Cash and bank deposits (excluding pledged deposits) of the Group as at 30 June 2005 amounted to approximately HK$108.5 million (31 December 2004: HK$120.8 million), of which 48%, 18% and 34% (31 December 2004: 56%, 14% and 30%) are denominated in Hong Kong dollars, Renminbi ("RMB") and United States ("US") dollars respectively.

The Group obtained its source of funds through various means in order to maintain a balance between cost and risk. Apart from the funds generated from normal operations, the Group also obtained financial resources from bank borrowings, which amounted to approximately HK$35.8 million (31 December 2004: HK$36.4 million) as at 30 June 2005. All of the borrowings are repayable within one year.

As at 30 June 2005, borrowings denominated in RMB were approximately RMB37.5 million (31 December 2004: RMB44.7 million) while the remaining balances were bank borrowings denominated in Hong Kong dollars. All of the Group's borrowings were on a floating interest rate basis. Finance costs for the six months ended 30 June 2005 amounted to approximately HK$0.3 million (30 June 2004: HK$1.2 million).

Capital commitments of the Group as at 30 June 2005 amounted to approximately HK$30.7 million (31 December 2004: HK$29.5 million). These commitments mainly relate to properties under development and are to be financed by bank borrowings and internal funds.

Exposure to Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. The Group had not implemented major hedging or other alternative measures during the six months ended 30 June 2005 as the foreign currency risk exposure was considered to be minimal. As at 30 June 2005, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets

As at 30 June 2005, the Group pledged certain investment properties with an aggregate carrying amount of approximately HK$243.2 million (31 December 2004: HK$215.0 million), a leasehold land and building with a carrying amount of approximately HK$1.9 million (31 December 2004: Nil) and fixed bank deposits of approximately HK$43.1 million (31 December 2004: HK$38.1 million) as securities for the Group's general banking facilities.

Contingent Liabilities

Details of the contingent liabilities of the Company and the Group are set out in Note 11 to the Condensed Consolidated Financial Information.

Employees

As at 30 June 2005, the Group employed 385 staff, including the Directors (30 June 2004: 229 staff). The total remuneration and benefits of the Directors and staff of the Group during the six months ended 30 June 2005 were approximately HK$13.8 million (30 June 2004: HK$16.9 million). The Group adopts a remuneration policy in line with market practice.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme ("Scheme") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

Details of the Scheme and the outstanding share options will be set out in the 2005 Interim Report of the Company.

CORPORATE GOVERNANCE

Audit Committee

The audit committee of the Company comprises three Independent Non-executive Directors namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria. The audit committee has reviewed the unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2005, which has also been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants.

Code on Corporate Governance Practices

The Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30 June 2005, in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules ("CG Code") except for the deviation in respect of the rotation of directors under code provision A.4.2 of the CG Code.

Under code provision A.4.2 of the CG Code, all Directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

According to the new Bye-laws of the Company ("**New Bye-laws**") adopted on 26 May 2005, every Director (except the Chairman and the Managing Director), including those appointed by a specific term, should be subject to retirement by rotation at the annual general meeting at least once every three years and all Directors, whether appointed by the board of Directors or the shareholders of the Company in general meeting, to fill a casual vacancy or as an additional Director should be subject to election by shareholders of the Company at the first annual general meeting after their appointment. Pursuant to the private company act 1991 under which the Company was incorporated in Bermuda, the Chairman and the Managing Director of the Company are not subject to retirement by rotation.

At its annual general meeting for 2005, the Company has deviated from code provision A.4.2 of the CG Code as all Directors, except for the Chairman and the Managing Director, have been subject to retirement by rotation in accordance with the Bye-laws of the Company in force before the adoption of the New Bye-laws.

Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("**Model Code**") prior to the establishment of a set of guidelines as its own "Rules and Procedures for Directors and Relevant Employees of the Company in respect of Dealings in Securities of the Company" ("**Rules for Securities Transactions**") on no less exacting terms than the Model Code in March 2005. A designated committee ("**Designated Committee**") comprising two members has also been established for receiving notification from and issuing dated written acknowledgement to the Directors and the relevant employees of the Company.

Under the Rules for Securities Transactions, the Directors and the relevant employees of the Company are required to notify any one member of the Designated Committee and receive a dated written acknowledgement before dealing in the securities of the Company, and in the case of a member of the Designated Committee, he or she must notify another member of the Designated Committee and receives a dated written acknowledgement before any dealing.

The Company has made specific enquiry of all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Rules for Securities Transactions throughout the six months ended 30 June 2005 if he/she carried out any securities dealings.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2005.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 16 September 2005
website: http://www.onfem.com

As at the date of this announcement, the board of Directors comprises eight Directors, of which five are Executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are Independent Non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2005

FINANCIAL HIGHLIGHTS	30 June 2005 *HK$'000*	30 June 2004 *HK$'000*	Percentage change
Turnover	78,534	34,590	+127%
Profit attributable to equity holders	18,544	60,112	-69%
Earnings per share *(HK cents)*	2.40	7.78	-69%

UNAUDITED INTERIM RESULTS

The board of directors ("Directors") of ONFEM Holdings Limited ("Company") herewith announces the unaudited interim results of the Company and its subsidiaries ("Group") for the six months ended 30 June 2005 together with the comparative figures of the corresponding period in 2004. The interim condensed consolidated financial information has not been audited, but has been reviewed by the auditors of the Company, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants.

Condensed Consolidated Income Statement

For the six months ended 30 June 2005

	Note	Six months ended 30 June 2005 (Unaudited) HK$'000	2004 (Unaudited) (Restated) (Note 2) HK$'000
Turnover	3	78,534	34,590
Cost of sales		(54,651)	(16,266)
Gross profit		23,883	18,324
Other income	4	7,592	3,776
Selling and distribution costs		(5,539)	(5,757)
Administrative expenses		(21,267)	(20,662)
Other operating expenses		(1,013)	(961)
Revaluation gain on investment properties	3(a)	14,701	–
Gain on deconsolidation of subsidiaries		–	66,676
Operating profit		18,357	61,396
Finance costs		(254)	(1,198)
Profit before tax	5	18,103	60,198
Income tax	6	441	(86)
Profit for the period		18,544	60,112
Attributable to:			
Equity holders of the Company		18,544	60,112
Earnings per share for profit attributable to equity holders of the Company during the period *(expressed in HK cents)*			
– basic	7	2.40	7.78

Condensed Consolidated Balance Sheet
As at 30 June 2005

	Note	30 June 2005 (Unaudited) HK$'000	31 December 2004 (Restated) (Note 2) HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		8,556	10,173
Investment properties		244,591	229,890
Leasehold land and land use rights		–	2,839
Goodwill		18,958	11,491
Available-for-sale financial assets		29,160	28,440
Deferred tax assets		932	932
Retention receivables		1,892	879
Other assets		2,784	1,716
		306,873	286,360
Current assets			
Inventories		205,006	202,491
Trade and other receivables	9	89,718	83,490
Gross amounts due from customers for contract work		2,665	1,684
Financial assets at fair value through profit or loss		2,824	2,489
Pledged deposits		43,100	38,100
Cash and bank deposits		108,505	120,839
		451,818	449,093
Total assets		758,691	735,453
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		77,218	77,218
Reserves		510,599	483,842
		587,817	561,060
Minority interest		3,617	3,617
Total equity		591,434	564,677
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities		57	105
Provisions for other liabilities and charges		3,258	3,317
		3,315	3,422
Current liabilities			
Trade and other payables	10	114,114	109,376
Gross amounts due to customers for contract work		–	810
Current tax payable		14,047	14,037
Short-term borrowings		35,781	43,131
		163,942	167,354
Total liabilities		167,257	170,776
Total equity and liabilities		758,691	735,453
Net current assets		287,876	281,739
Total assets less current liabilities		594,749	568,099

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2005

(Unaudited)

Attributable to equity holders of the Company

	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Available-for-sale financial assets revaluation reserve HK$'000	Investment properties revaluation reserve HK$'000	Exchange reserve HK$'000	Accumulated losses HK$'000	Minority interest HK$'000	Total equity HK$'000
Balance at 1 January 2005, as previously reported as equity	77,218	409,738	600,412	769	11,520	600	646	(539,738)	–	561,165
Reclassification of minority interest as part of equity *(Note 2)*	–	–	–	–	–	–	–	–	3,617	3,617
Recognition of revaluation surplus of investment properties in the profit and loss on the adoption of HKAS 40 *(Note 2)*	–	–	–	–	–	(600)	–	600	–	–
Deferred tax arising from the revaluation of investment properties on the adoption of HK(SIC)-Int 21 *(Note 2)*	–	–	–	–	–	–	–	(105)	–	(105)
Balance at 1 January 2005, as restated before opening adjustment	77,218	409,738	600,412	769	11,520	–	646	(539,243)	3,617	564,677
Opening adjustment on derecognition of negative goodwill on the adoption of HKFRS 3 *(Note 2)*	–	–	–	–	–	–	–	7,467	–	7,467
Balance at 1 January 2005, as restated	77,218	409,738	600,412	769	11,520	–	646	(531,776)	3,617	572,144
Revaluation surplus of available-for-sale financial assets	–	–	–	–	720	–	–	–	–	720
Currency translation adjustments	–	–	–	–	–	–	26	–	–	26
Net increase in equity before profit for the period	–	–	–	–	720	–	26	–	–	746
Profit for the period	–	–	–	–	–	–	–	18,544	–	18,544
Balance at 30 June 2005	77,218	409,738	600,412	769	12,240	–	672	(513,232)	3,617	591,434

(Unaudited)

Attributable to equity holders of the Company

	Share capital HK$'000	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Available-for-sale financial assets revaluation reserve HK$'000	Investment properties revaluation reserve HK$'000	Exchange reserve HK$'000	Accumulated losses HK$'000	Minority interest HK$'000	Total equity HK$'000
Balance at 1 January 2004, as previously reported as equity	77,218	409,738	601,415	769	11,520	–	(1,601)	(624,352)	–	474,707
Reclassification of minority interest as part of equity *(Note 2)*	–	–	–	–	–	–	–	–	30,778	30,778
Balance at 1 January 2004, as restated	77,218	409,738	601,415	769	11,520	–	(1,601)	(624,352)	30,778	505,485
Revaluation deficit of available-for-sale financial assets	–	–	–	–	(3,240)	–	–	–	–	(3,240)
Currency translation adjustments	–	–	–	–	–	–	2,587	–	–	2,587
Acquisition of additional interest in a subsidiary	–	–	–	–	–	–	–	–	(25,033)	(25,033)
Net increase/(decrease) in equity before profit for the period	–	–	–	–	(3,240)	–	2,587	–	(25,033)	(25,686)
Profit for the period	–	–	–	–	–	–	–	60,112	–	60,112
Balance at 30 June 2004	77,218	409,738	601,415	769	8,280	–	986	(564,240)	5,745	539,911

Notes to the Condensed Consolidated Financial Information

1. Basis of preparation and accounting policies

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31 December 2004, except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1 January 2005.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in Note 2 below.

2. Changes in accounting policies

Effect of adopting new HKFRS

In 2005, the Group adopted the new HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements and current period classification.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 34	Interim Financial Reporting
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases
HK(SIC)-Int 15	Operating Leases – Incentives
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27	Evaluating the Substance of Transaction Involving the Legal Form of a Lease

(i) The adoption of new/revised HKASs 1, 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 24, 27, 33, 34, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 did not result in substantial changes to the Group's accounting policies. In summary:

- HKAS 1 has affected the presentation of minority interest and other disclosures.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.
- HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 21, 23, 27, 33, 34, 37, HK-Int 4, HK(SIC)-Ints 15 and 27 have no material effect on the Group's accounting policies.

(ii) The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment. The up-front prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. If the lease payment for a lease of land and building cannot be allocated reliably between the land and building elements, the entire lease is classified as a finance lease and the leasehold land and building is stated collectively at cost less accumulated depreciation and accumulated impairment. In prior years, the leasehold land was accounted for at cost less accumulated depreciation and accumulated impairment.

(iii) The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of trading and non-trading securities into financial assets at fair value through profit or loss and available-for-sale financial assets.

(iv) The adoption of revised HKAS 40 has resulted in a change in the accounting policy whereby the changes in fair value of investment properties are recorded in the income statement. In prior years, the increases in fair value were credited to the investment properties revaluation reserve while decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter expensed in the income statement.

(v) The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statement. Effective 1 January 2005, the Group expenses the cost of share options in the income statement. There is no impact on the prior year financial statements as the Group had no unvested share options outstanding as at 1 January 2005.

(vi) The adoption of HKFRS 3 and HKAS 36 has resulted in a change in the accounting policy for goodwill. Until 31 December 2004,

- Goodwill was amortised on a straight-line basis over a period ranging from 5 to 15 years and assessed for an indication of impairment at each balance sheet date.
- Negative goodwill was amortised over the weighted average useful life of the depreciable/amortisable non-monetary assets acquired, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the income statement as those expected losses were incurred.

In accordance with the provisions of HKFRS 3:

- For previously recognised goodwill, the Group ceased amortisation from 1 January 2005 and the accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ending 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there is an indication of impairment.
- For previously recognised negative goodwill, the carrying amount of negative goodwill at 1 January 2005 was derecognised, with a corresponding adjustment to the opening balance of retained earnings.

(vii) The adoption of revised HK(SIC)-Int 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use. In prior years, the basis of measurement was to assume that the carrying amount of that asset was expected to be recovered through sale.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;
- HKAS 40 – since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information. Any adjustment should be made to the retained earnings as at 1 January 2005, including the reclassification of any amount held in revaluation surplus for investment properties;
- HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and
- HKFRS 3 – prospectively after the adoption date, with any adjustment made to the retained earnings as at 1 January 2005.

3. Segment information

Primary reporting format – business segments

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. In order to better align with the Group's business development, the grouping of different businesses under each business segment has been changed with prior period segment information restated for comparative purposes. As at 30 June 2005, the Group has categorised its businesses into the following segments:

Real estate development:	Development of residential and commercial properties, as well as provision of construction project management services.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Specialised construction:	Design, installation and selling of curtain walls and aluminium windows, doors and fire-proof materials.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products.
Securities investment and trading:	Trading and investment of securities.

(Unaudited)
Six months ended 30 June

	Real estate development		Property leasing		Specialised construction		Manufacturing and trading		Securities investment and trading		Total	
	2005	2004 (Restated)	2005	2004	2005	2004 (Restated)	2005	2004 (Restated)	2005	2004	2005	2004 (Restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue	6,540	–	5,761	4,747	39,883	4,830	25,957	24,564	393	449	78,534	34,590
Segment results	5,267	(69)	19,550(a)	2,964	4,475(b)	(3,516)	422	(496)	1,321	1,530	31,035	413
Gain on deconsolidation of subsidiaries											–	66,676
Unallocated corporate expenses, net											(12,678)	(5,693)
Operating profit											18,357	61,396
Finance costs											(254)	(1,198)
Income tax											441	(86)
Profit for the period											18,544	60,112

(a) Included a net revaluation gain on investment properties of approximately HK$14,701,000. The Group has estimated the fair value of investment properties as at 30 June 2005 by reference to the current prices in an active market for similar properties in the same location and condition subject to similar leases and other contracts.

(b) Included a gain on disposal of property, plant and equipment of approximately HK$6,170,000 as a result of the compensation received from the local government in China for factory relocation.

4. Other income

	Six months ended 30 June 2005 (Unaudited)	2004 (Unaudited) (Restated) *(Note 2)*
	HK$'000	*HK$'000*
Gain on disposal of property, plant and equipment	6,093	117
Unrealised gain on financial assets at fair value through profit or loss	335	1,099
Interest income	822	1,460
Others	342	1,100
	7,592	3,776

5. Profit before tax

Profit before tax is stated after charging/(crediting) the following:

	Six months ended 30 June 2005 (Unaudited)	2004 (Unaudited) (Restated) *(Note 2)*
	HK$'000	*HK$'000*
Interest on borrowings	779	1,995
Less: borrowing costs capitalised into properties under development	(525)	(797)
	254	1,198
Depreciation	1,459	1,615
Less: depreciation capitalised into properties under development	(111)	(104)
	1,348	1,511
Amortisation of land lease premium	904	961
Less: amortisation capitalised into properties under development	(904)	(911)
	–	50
Employee benefit expense, including the Directors' emoluments	13,755	16,881
(Write-back of provision)/provision for inventory obsolescence	(101)	405
Cost of inventories sold	16,001	14,820
Write-back of provision for bad and doubtful debts (a)	(1,444)	(1,709)
Exchange loss	203	1,013
Other operating expenses arising from investment properties that generate rental income	1,003	961
Other operating expenses that did not generate rental income	10	–

(a) An amount of approximately HK$723,000 (30 June 2004: HK$3,603,000), being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), a former intermediate holding company of the Company, is included in the write-back of provision for bad and doubtful debts. The said amount was received during the period from the liquidators of CNMG as an interim dividend to the unsecured creditors of CNMG.

6. Income tax

Hong Kong profits tax has been provided at the rate of 17.5% (30 June 2004:17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Six months ended 30 June 2005 (Unaudited)	2004 (Unaudited)
	HK$'000	*HK$'000*
Current tax		
– Hong Kong profits tax	–	–
– Overseas taxation	–	(86)
– Write-back of over-provision in prior years	393	–
Deferred tax income	48	–
	441	(86)

7. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June 2005 (Unaudited)	2004 (Unaudited)
Profit attributable to equity holders of the Company *(HK$'000)*	18,544	60,112
Weighted average number of ordinary shares in issue *('000)*	772,182	772,182
Basic earnings per share *(HK cents)*	2.40	7.78

No diluted earnings per share is presented as there were no dilutive potential shares in existence during the period.

8. Dividends

The Directors have resolved not to pay an interim dividend for the six months ended 30 June 2005 (30 June 2004: Nil).

9. Trade and other receivables

Included in trade and other receivables are trade and contract receivables of which the aging analysis is as follows:

	30 June 2005 (Unaudited) HK$'000	31 December 2004 HK$'000
0 – 30 days	21,406	9,194
31 – 60 days	4,850	5,340
61 – 90 days	672	3,247
Over 90 days	29,363	33,148
	56,291	50,929
Less: Provision for bad and doubtful debts	(13,472)	(19,257)
	42,819	31,672

The normal credit period granted by the Group is 30 to 60 days from the date of invoice.

A subsidiary of the Group entered into a specialised construction contract for a contract sum of approximately US$7,494,000 (equivalent to approximately HK$58,453,000) with a main contractor. The employer of the respective construction project withheld the settlement of certain payments on the basis that there was a delay in the completion of the construction project. As at 30 June 2005, the contract, retention and other receivables from the main contractor in respect of this contract amounted to approximately HK$10,751,000, HK$2,915,000 and HK$5,843,000 respectively. The Directors are of the opinion that the subsidiary has strong and valid defence against the claim of delay and there will be no material adverse effect on the financial position of the Group. Consequently, no provision has been made in respect of the aforesaid amount receivables as at 30 June 2005.

10. **Trade and other payables**

Included in trade and other payables are trade, bills and contract payables of which the aging analysis is as follows:

	30 June 2005 (Unaudited) HK$'000	31 December 2004 HK$'000
0 – 30 days	17,216	14,024
31 – 60 days	6,968	11,504
61 – 90 days	1,996	1,151
Over 90 days	43,184	48,622
	69,364	75,301

11. **Contingent liabilities**

At 30 June 2005, the Company provided corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$51,471,000 (31 December 2004: HK$21,600,000).

12. **Capital commitments**

	30 June 2005 (Unaudited) HK$'000	31 December 2004 HK$'000
Contracted but not provided for – properties under development	30,687	29,508

13. **Events after the balance sheet date**

On 16 August 2005, several wholly-owned subsidiaries of the Company accepted the offers from a bank for the grant of various general banking facilities to the extent of an aggregate amount of approximately HK$156,000,000 pursuant to the facility letters dated 28 July 2005. The facilities are secured by a corporate guarantee given by the Company and legal charges and a rental assignment on an investment property of the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

Operating Results

The unaudited consolidated turnover of the Group for the six months ended 30 June 2005 amounted to approximately HK$78.5 million (30 June 2004: HK$34.6 million), representing an increase of approximately 127% as compared to the same period of last year. The unaudited net profit was approximately HK$18.5 million (30 June 2004: HK$60.1 million).

During the period under review, the increase in the Group's consolidated turnover was mainly attributable to the achievements of its active business development in the second half of 2004. The Group completed the acquisition of Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("SJQ") in October 2004 and its results have been included in the Group's consolidated financial statements since then.

The Group recorded a consolidated gross profit margin of approximately 30% in the first half of 2005 (30 June 2004: 53%). The decline of the gross profit margin, as compared to that of the corresponding period of last year, was mainly due to the change in the Group's business structure, as SJQ, which has a lower profit margin than the existing operation of the Group, now contributes a larger percentage of the consolidated turnover to the Group.

Despite the decline in profit for the period, the performance of the Group's operations improved as compared to that of the corresponding period of last year, as last year's results included the one-off gain of approximately HK$66.7 million resulting from deconsolidation of subsidiaries in the first half of 2004.

Operational Review

A. *Real Estate Development Business*

The Group is currently engaged in the real estate development business, which includes the development of residential and commercial properties as well as the provision of construction project management services.

The construction project management, a new business launched by the Group in the second half of 2004, achieved satisfactory results and provided the Group with a revenue of approximately HK$6.5 million during the period under review, which represented approximately 8% of the Group's consolidated turnover. The project management services provided to the Guangzhou Tian He Jin Hai Building by the Group will be completed in the second half of this year. The related project not only provided a considerable amount of revenue to the Group, but also laid a solid foundation for the Group to develop real estate and construction project management, thereby exploring a new business area for the Group.

As regard to the development of residential and commercial properties, the proposal for design modification of the Haitian Garden project was approved by the local government on 18 May 2005. As such, the Haitian Garden project has yet to provide any profit contribution to the Group. Nevertheless, superstructure works will be commenced soon with an attempt to obtain the permit for pre-sale in the early next year. The Haitian Garden is expected to be launched to the market in 2006.

There has been a remarkable increase in the price of the residential apartments in Zhuhai in the first half of 2005 due largely to the market's expectation on the commencement of construction of the Hong Kong-Zhuhai-Macau Bridge and the Guangzhou-Zhuhai Railway, which will greatly reduce the travelling time between Hong Kong and Zhuhai, and the western part of China respectively. Zhuhai has also benefited from its geographical and natural environment and the strong support from the local government in promoting its economic development. The Group expects that the current and continuous growth momentum of the real estate market in the Zhuhai region will be beneficial to the sales of the Haitian Garden apartments.

B. *Property Leasing Business*

Turnover from the property leasing business increased by approximately 23% from approximately HK$4.7 million in the first half of 2004 to approximately HK$5.8 million in the first half of 2005, which represented approximately 7% of the Group's consolidated turnover (30 June 2004: 14%). The segment profit contribution provided by the property leasing business increased from approximately HK$3.0 million in the first half of 2004 to approximately HK$19.6 million in the first half of 2005. The property leasing operation benefited mostly from the buoyant Hong Kong property market, which led to a growth in the rental income of ONFEM Tower ("Tower") as well as an increase of approximately HK$14.7 million in the total fair value of the investment properties as compared to that as at the end of 2004. Turnover and profit contribution from this business segment have thus increased.

The Hong Kong property market is currently on an upward trend. The average occupancy rate of the Tower for the first half of the year was approximately 90%, which was higher than 84% of the corresponding period of last year. The Group will continue to appoint a renowned company to provide property management services and formulate plans for medium to large-scale repair and maintenance, with the aim of ensuring that the facilities and services of the Tower are at a satisfactory level and to be continuously committed to enhancing tenants' satisfaction in order to increase the leasing revenue of the Tower. As such, the Group expects there will still be room to increase the rent of the Tower further, thereby maintaining the stable growth in revenue of the Tower.

C. *Specialised Construction Business*

The Group is currently engaged in the specialised construction business, which includes the design and installation of curtain walls, the manufacture and installation of doors and plaster projects.

In the first half of 2005, turnover from specialised construction business amounted to approximately HK$39.9 million (30 June 2004: HK$4.8 million), accounting for approximately 51% of the consolidated turnover of the Group (30 June 2004: 14%). The segment results of this business during the period under review turned around from a loss of approximately HK$3.5 million in the first half of 2004 to a profit of approximately HK$4.5 million in the first half of 2005, after taking into account the gain on disposal of property, plant and equipment of approximately HK$6.2 million as a result of the compensation received from the local government in China for factory relocation.

SJQ, which is engaged in the design and installation of curtain walls in China, played an important role in the specialised construction business of the Group and contributed approximately HK$38.6 million to the Group's turnover during the period under review.

The aggregate turnover from the manufacture and installation of doors and plaster project businesses amounted to approximately HK$1.3 million (30 June 2004: HK$1.2 million), representing an increase of approximately 8% as compared to that of the corresponding period of last year. 93% and 7% of the turnover were generated from China and Hong Kong respectively. During the period under review, Enful Holdings Limited and its subsidiaries ("**Enful**"), which are engaged in this business, utilised most of their resources on factory relocation in China and operation planning. This posed a negative impact on turnover which was insufficient to cover the fixed operating cost, and resulted in a loss of approximately HK$2.2 million (excluding the gain on disposal of property, plant and equipment for factory relocation). Nevertheless, the loss decreased as compared to that of the corresponding period of last year. It is expected that the situation will be improved in the second half of the year.

D. *Manufacturing and Trading Business*

Turnover of Jaeger Oil & Chemical Holdings Limited and its subsidiaries ("**Jaeger**"), which are engaged in the manufacture and distribution of industrial lubricants, increased by approximately 6% in the first half of 2005 as compared to the same period of last year, accounting for approximately 33% of the Group's consolidated turnover (30 June 2004: 71%). 90% of the turnover came from China, while the remaining 10% was generated from Hong Kong and the Southeast Asian region.

During the first half of the year, Jaeger continued with market expansion in the Yangtze River Delta, enlarged the distribution network in the eastern and central parts of China, and strove to promote new products in order to increase its market share. As a result, turnover in the first half of the year was higher than that of the corresponding period of last year. However, since the prices of crude oil and chemical raw materials continued to surge to a record high, the overall cost of lubricant products increased significantly (by approximately 20%). Increase in the overall cost of lubricant products squeezed the marginal profit of the industrial lubricant business, which in turn resulted in a decrease in the gross profit margin of approximately 3% in the first half of the year as compared to that of the corresponding period of last year. Jaeger returned to profitability from a segment loss in the first half of 2004 to a profit in the first half of 2005.

Jaeger continuously aimed to improve the product quality and reduce the costs of imported finished products. Therefore, Jaeger believes that reasonable profits will be generated in 2005.

Outlook

The Group anticipates that the business opportunities brought by the Beijing Olympic Games in 2008, the Shanghai World Expo and the Guangzhou Asian Games in 2010 will contribute to the overall economic development in China. The Group will continue to seek resources that could combine its real estate development and specialised construction operations to create synergistic benefits, thereby achieving the Group's objective of "build up the business and enhance the profit".

Liquidity and Financial Resources

As at 30 June 2005, the gearing ratio (total borrowings over total equity) of the Group reduced to 6% from 8% at 31 December 2004. Cash and bank deposits (excluding pledged deposits) of the Group as at 30 June 2005 amounted to approximately HK$108.5 million (31 December 2004: HK$120.8 million), of which 48%, 18% and 34% (31 December 2004: 56%, 14% and 30%) are denominated in Hong Kong dollars, Renminbi ("**RMB**") and United States ("**US**") dollars respectively.

The Group obtained its source of funds through various means in order to maintain a balance between cost and risk. Apart from the funds generated from normal operations, the Group also obtained financial resources from bank borrowings, which amounted to approximately HK$35.8 million (31 December 2004: HK$36.4 million) as at 30 June 2005. All of the borrowings are repayable within one year.

As at 30 June 2005, borrowings denominated in RMB were approximately RMB37.5 million (31 December 2004: RMB44.7 million) while the remaining balances were bank borrowings denominated in Hong Kong dollars. All of the Group's borrowings were on a floating interest rate basis. Finance costs for the six months ended 30 June 2005 amounted to approximately HK$0.3 million (30 June 2004: HK$1.2 million).

Capital commitments of the Group as at 30 June 2005 amounted to approximately HK$30.7 million (31 December 2004: HK$29.5 million). These commitments mainly relate to properties under development and are to be financed by bank borrowings and internal funds.

Exposure to Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. The Group had not implemented major hedging or other alternative measures during the six months ended 30 June 2005 as the foreign currency risk exposure was considered to be minimal. As at 30 June 2005, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets

As at 30 June 2005, the Group pledged certain investment properties with an aggregate carrying amount of approximately HK$243.2 million (31 December 2004: HK$215.0 million), a leasehold land and building with a carrying amount of approximately HK$1.9 million (31 December 2004: Nil) and fixed bank deposits of approximately HK$43.1 million (31 December 2004: HK$38.1 million) as securities for the Group's general banking facilities.

Contingent Liabilities

Details of the contingent liabilities of the Company and the Group are set out in Note 11 to the Condensed Consolidated Financial Information.

Employees

As at 30 June 2005, the Group employed 385 staff, including the Directors (30 June 2004: 229 staff). The total remuneration and benefits of the Directors and staff of the Group during the six months ended 30 June 2005 were approximately HK$13.8 million (30 June 2004: HK$16.9 million). The Group adopts a remuneration policy in line with market practice.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme ("Scheme") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

Details of the Scheme and the outstanding share options will be set out in the 2005 Interim Report of the Company.

CORPORATE GOVERNANCE

Audit Committee

The audit committee of the Company comprises three Independent Non-executive Directors namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria. The audit committee has reviewed the unaudited condensed consolidated financial information of the Group for the six months ended 30 June 2005, which has also been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants.

Code on Corporate Governance Practices

The Directors are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30 June 2005, in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules ("CG Code") except for the deviation in respect of the rotation of directors under code provision A.4.2 of the CG Code.

Under code provision A.4.2 of the CG Code, all Directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

According to the new Bye-laws of the Company ("**New Bye-laws**") adopted on 26 May 2005, every Director (except the Chairman and the Managing Director), including those appointed by a specific term, should be subject to retirement by rotation at the annual general meeting at least once every three years and all Directors, whether appointed by the board of Directors or the shareholders of the Company in general meeting, to fill a casual vacancy or as an additional Director should be subject to election by shareholders of the Company at the first annual general meeting after their appointment. Pursuant to the private company act 1991 under which the Company was incorporated in Bermuda, the Chairman and the Managing Director of the Company are not subject to retirement by rotation.

At its annual general meeting for 2005, the Company has deviated from code provision A.4.2 of the CG Code as all Directors, except for the Chairman and the Managing Director, have been subject to retirement by rotation in accordance with the Bye-laws of the Company in force before the adoption of the New Bye-laws.

Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules ("**Model Code**") prior to the establishment of a set of guidelines as its own "Rules and Procedures for Directors and Relevant Employees of the Company in respect of Dealings in Securities of the Company" ("**Rules for Securities Transactions**") on no less exacting terms than the Model Code in March 2005. A designated committee ("**Designated Committee**") comprising two members has also been established for receiving notification from and issuing dated written acknowledgement to the Directors and the relevant employees of the Company.

Under the Rules for Securities Transactions, the Directors and the relevant employees of the Company are required to notify any one member of the Designated Committee and receive a dated written acknowledgement before dealing in the securities of the Company, and in the case of a member of the Designated Committee, he or she must notify another member of the Designated Committee and receives a dated written acknowledgement before any dealing.

The Company has made specific enquiry of all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Rules for Securities Transactions throughout the six months ended 30 June 2005 if he/she carried out any securities dealings.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2005.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 16 September 2005
website: http://www.onfem.com

As at the date of this announcement, the board of Directors comprises eight Directors, of which five are Executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are Independent Non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

截至二零零五年六月三十日止六個月之中期業績公佈

財務摘要

	二零零五年六月三十日 千港元	二零零四年六月三十日 千港元	變動百份比
營業額	78,534	34,590	+127%
股權持有人應佔溢利	18,544	60,112	-69%
每股盈利 *(港仙)*	2.40	7.78	-69%

未經審核中期業績

東方有色集團有限公司（「本公司」）董事會（「董事」）現公佈本公司及其附屬公司（「本集團」）截至二零零五年六月三十日止六個月之未經審核中期業績，連同二零零四年同期之比較數字。簡明綜合中期財務資料並未經審核，但已由本公司之核數師羅兵咸永道會計師事務所根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」予以審閱。

簡明綜合收益表

截至二零零五年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零五年 (未經審核) 千港元	二零零四年 (未經審核) (重列) *(附註2)* 千港元
營業額	3	78,534	34,590
銷售成本		(54,651)	(16,266)
毛利		23,883	18,324
其他收入	4	7,592	3,776
銷售及分銷費用		(5,539)	(5,757)
行政開支		(21,267)	(20,662)
其他經營開支		(1,013)	(961)
投資物業重估收益	3(a)	14,701	–
不合併附屬公司之收益		–	66,676
經營溢利		18,357	61,396
財務成本		(254)	(1,198)
除稅前溢利	5	18,103	60,198
所得稅	6	441	(86)
本期間溢利		18,544	60,112
歸屬於：			
本公司股權持有人		18,544	60,112
期間本公司股權持有人應佔之每股盈利 *(以港仙為單位)*			
一基本	7	2.40	7.78

簡明綜合資產負債表

於二零零五年六月三十日

	附註	二零零五年六月三十日 (未經審核) 千港元	二零零四年十二月三十一日 (重列) *(附註2)* 千港元
資產			
非流動資產			
物業、廠房及設備		8,556	10,173
投資物業		244,591	229,890
租賃土地及土地使用權		–	2,839
商譽		18,958	11,491
可供出售金融資產		29,160	28,440
遞延稅項資產		932	932
應收保固金		1,892	879
其他資產		2,784	1,716
		306,873	286,360
流動資產			
存貨		205,006	202,491
貿易及其他應收款項	9	89,718	83,490
應收客戶之合約工程總額		2,665	1,684
按公平值計算損益之金融資產		2,824	2,489
已抵押存款		43,100	38,100
現金及銀行存款		108,505	120,839
		451,818	449,093
資產總額		758,691	735,453

權益		
本公司股權持有人應佔之資本及儲備		
股本	77,218	77,218
儲備	510,599	483,842
	587,817	561,060
少數股東權益	3,617	3,617
權益總額	591,434	564,677
負債		
非流動負債		
遞延稅項負債	57	105
其他負債及費用撥備	3,258	3,317
	3,315	3,422
流動負債		
貿易及其他應付款項 (10)	114,114	109,376
應付客戶之合約工程總額	–	810
本期應付稅項	14,047	14,037
短期借款	35,781	43,131
	163,942	167,354
負債總額	167,257	170,776
權益及負債總額	758,691	735,453
流動資產淨值	287,876	281,739
總資產減流動負債	594,749	568,099

簡明綜合權益變動表

截至二零零五年六月三十日止六個月

(未經審核)

歸屬於本公司股權持有人

	股本 千港元	股份溢價 千港元	實繳盈餘 千港元	資本贖回儲備 千港元	可供出售金融資產重估儲備 千港元	投資物業重估儲備 千港元	匯兌儲備 千港元	累積虧損 千港元	少數股東權益 千港元	權益總額 千港元
於二零零五年一月一日結餘										
以往呈報之權益	77,218	409,738	600,412	769	11,520	600	646	(539,738)	–	561,165
將少數股東權益重新歸類為權益部份 *(附註2)*	–	–	–	–	–	–	–	–	3,617	3,617
因採納會計準則第40號而在損益中確認投資物業重估盈餘 *(附註2)*	–	–	–	–	–	(600)	–	600	–	–
因採納香港會計準則詮釋第21號就重估投資物業而產生之遞延稅項 *(附註2)*	–	–	–	–	–	–	–	(105)	–	(105)
於二零零五年一月一日作出期初調整前之重列結餘	77,218	409,738	600,412	769	11,520	–	646	(539,243)	3,617	564,677
因採納財務報告準則第3號而自賬目中剔除負商譽所作出之期初調整 *(附註2)*	–	–	–	–	–	–	–	7,467	–	7,467
於二零零五年一月一日結餘 重列	77,218	409,738	600,412	769	11,520	–	646	(531,776)	3,617	572,144
可供出售金融資產之重估盈餘	–	–	–	–	720	–	–	–	–	720
匯兌調整	–	–	–	–	–	–	26	–	–	26
未計本期間溢利之權益增加淨額	–	–	–	–	720	–	26	–	–	746
本期間溢利	–	–	–	–	–	–	–	18,544	–	18,544
於二零零五年六月三十日結餘	77,218	409,738	600,412	769	12,240	–	672	(513,232)	3,617	591,434

(未經審核)

歸屬於本公司股權持有人

	股本 千港元	股份溢價 千港元	實繳盈餘 千港元	資本贖回儲備 千港元	可供出售金融資產重估儲備 千港元	投資物業重估儲備 千港元	匯兌儲備 千港元	累積虧損 千港元	少數股東權益 千港元	權益總額 千港元
於二零零四年一月一日結餘										
以往呈報之權益	77,218	409,738	601,415	769	11,520	–	(1,601)	(624,352)	–	474,707
將少數股東權益重新歸類為權益部份 *(附註2)*	–	–	–	–	–	–	–	–	30,778	30,778
於二零零四年一月一日結餘 重列	77,218	409,738	601,415	769	11,520	–	(1,601)	(624,352)	30,778	505,485
可供出售金融資產之重估虧絀	–	–	–	–	(3,240)	–	–	–	–	(3,240)
匯兌調整	–	–	–	–	–	–	2,587	–	–	2,587
增購一間附屬公司之權益	–	–	–	–	–	–	–	–	(25,033)	(25,033)
未計本期間溢利之權益增加／(減少)淨額	–	–	–	–	(3,240)	–	2,587	–	(25,033)	(25,686)
本期間溢利	–	–	–	–	–	–	–	60,112	–	60,112
於二零零四年六月三十日結餘	77,218	409,738	601,415	769	8,280	–	986	(564,240)	5,745	539,911

* *僅供識別*

簡明綜合財務資料附註

1. 編製基準及會計政策

本未經審核簡明綜合財務資料乃根據香港會計師公會頒佈之香港會計準則(「會計準則」)第34號「中期財務報告」而編製。

本簡明綜合財務資料應與二零零四年年度財務報表一併閱讀。

編製本簡明綜合財務資料所採用之會計政策及計算方法與編製截至二零零四年十二月三十一日止年度之年度財務報表所採用者一致,惟本集團在採納於二零零五年一月一日或以後開始之會計期間生效的新/經修訂之香港財務報告準則及香港會計準則(「新財務報告準則」)後已相應更改若干會計政策。

本集團會計政策之變動及採納此等新政策之影響載於下文附註2。

2. 會計政策之變動

採納新財務報告準則之影響

於二零零五年,本集團採納以下與本集團業務有關之新財務報告準則。二零零四年度之比較數據已按有關規定及本期間之分類形式作出需要之調整。

會計準則第1號	財務報表之呈列
會計準則第2號	存貨
會計準則第7號	現金流量表
會計準則第8號	會計政策、會計估計之變更及錯誤
會計準則第10號	資產負債表結算日後事項
會計準則第11號	建築合約
會計準則第12號	所得稅
會計準則第14號	分類報告
會計準則第16號	物業、廠房及設備
會計準則第17號	租賃
會計準則第18號	收入
會計準則第19號	僱員福利
會計準則第21號	外幣匯率變動之影響
會計準則第23號	借貸成本
會計準則第24號	關連人士披露
會計準則第27號	綜合及獨立財務報表
會計準則第32號	金融工具:披露及呈列
會計準則第33號	每股盈利
會計準則第34號	中期財務報告
會計準則第36號	資產減值
會計準則第37號	撥備、或然負債及或然資產
會計準則第39號	金融工具:確認及計量
會計準則第40號	投資物業
財務報告準則第2號	以股份支付之款項
財務報告準則第3號	商業合併
香港詮釋第4號	租賃-釐定香港土地契約之年期
香港會計準則詮釋第15號	經營租賃-優惠
香港會計準則詮釋第21號	所得稅-無折舊資產重估價值之回收
香港會計準則詮釋第27號	評估涉及以租賃為法定形式之交易實質

(i) 採納新/經修訂會計準則第1、2、7、8、10、11、12、14、16、18、19、21、23、24、27、33、34、37號、香港詮釋第4號、香港會計準則詮釋第15及27號並未導致本集團之會計政策出現重大變動。簡言之:

- 會計準則第1號影響少數股東權益及其他資料披露之呈列形式。
- 會計準則第24號影響關連人士之辨識及其他涉及關連人士之披露。
- 會計準則第2、7、8、10、11、12、14、16、18、19、21、23、27、33、34、37號、香港詮釋第4號、香港會計準則詮釋第15及27號對本集團之會計政策影響不大。

(ii) 採納經修訂之會計準則第17號所產生之會計政策變動為將租賃土地及土地使用權由物業、廠房及設備重新歸類。就租賃土地及土地使用權預先支付之款項於租賃期內按直線基準在收益表中列作支出;倘出現減值,減值部份則在收益表中列作支出。倘某項土地及樓宇之租賃所涉及之租賃付款無法可靠地分配為土地及樓宇兩部份,整項租賃則列作融資租賃,而租賃土地及樓宇則一併按成本減累積折舊及累積減值呈列。於以往年度,租賃土地乃按成本減累積折舊及累積減值入賬。

(iii) 採納會計準則第32及39號所產生之會計政策變動涉及將買賣與非買賣證券重新歸類為按公平值計算損益之金融資產及可供出售金融資產。

(iv) 採納經修訂之會計準則第40號所產生之會計政策變動為將投資物業公平值之變動均列入收益表。於以往年度,公平值之增額均列入投資物業重估儲備,而公平值之減少部份先以早前就整個物業組合進行估值所產生之增額抵銷,其餘則以支出形式列入收益表。

(v) 採納財務報告準則第2號所產生之會計政策變動涉及以股份支付之款項。於二零零四年十二月三十一日以前,向僱員提供購股權不致成為收益表中之支出項目。由二零零五年一月一日起,本集團將購股權之成本在收益表中列作支出。由於本集團於二零零五年一月一日並無任何未生效之購股權,故上年度之財務報表不受任何影響。

(vi) 採納財務報告準則第3號及會計準則第36號所產生之會計政策變動涉及商譽。截至二零零四年十二月三十一日止:

- 商譽乃於5至15年內按直線基準攤銷,並於每個資產負債表結算日評估是否出現減值迹象。
- 負商譽按所購可折舊/可攤銷非貨幣之資產的加權平均可用年期攤銷,惟涉及於收購日期已確認之預計未來虧損除外。在此情況下,負商譽於出現該等預計虧損時在收益表中確認。

根據財務報告準則第3號:

- 就過去已確認之商譽而言,本集團由二零零五年一月一日起不再攤銷,而於二零零四年十二月三十一日之累積攤銷已與商譽成本之相應減少部份互相對銷。截至二零零五年十二月三十一日止年度起,商譽每年測試是否出現減值,以及在出現減值迹象時進行測試。
- 就過去已確認之負商譽而言,於二零零五年一月一日結存之負商譽賬面值均自賬目中剔除,並對保留盈利之期初結餘作出相應調整。

(vii) 採納經修訂之香港會計準則詮釋第21號所產生之會計政策變動涉及計算重估投資物業所產生之遞延稅項負債。該等遞延稅項負債乃按透過使用有關資產而回收其賬面值所帶來之稅務後果計算。於以往年度,計算基準為假設有關資產之賬面值乃透過出售而回收。

所有會計政策上之變動均根據個別準則之過渡條文作出。本集團採納之全部準則均具追溯效力,惟以下所載者除外:

- 會計準則第39號-不容許根據此準則按追溯基準入賬確認、自賬目中剔除及計算金融資產及負債;
- 會計準則第40號-由於本集團已採納公平值模式,故本集團毋須重列比較資料。任何調整應對於二零零五年一月一日之保留盈利作出,包括將投資物業重估盈餘內之任何款額重新歸類;
- 財務報告準則第2號-只對所有於二零零二年十一月七日之後授出及於二零零五年一月一日仍未生效之股權工具具有追溯效力;及
- 財務報告準則第3號-於採納日期之後生效,並對二零零五年一月一日之保留盈利作出調整。

3. 分類資料

主要呈報模式－業務分類

根據本集團之內部財務報告，本集團決定以業務分類作為主要呈報模式。為更有效配合本集團之業務發展，每一業務分類所包含之不同業務有所變更，去年同期之分類資料均予以重列，以供比較。於二零零五年六月三十日，本集團已將其業務劃分為下列各分類：

房地產發展：	發展住宅及商用物業，以及提供建築項目管理服務。
物業租賃：	從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。
專業建築：	設計、安裝及銷售幕牆、鋁窗、門類及防火物料。
製造及貿易：	製造及買賣潤滑油及化工產品。
證券投資及買賣：	買賣及投資證券。

（未經審核）
截至六月三十日止六個月

	房地產發展		物業租賃		專業建築		製造及貿易		證券投資及買賣		總額	
	二零零五年	二零零四年（重列）	二零零五年	二零零四年	二零零五年	二零零四年（重列）	二零零五年	二零零四年（重列）	二零零五年	二零零四年	二零零五年	二零零四年（重列）
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	6,540	–	5,761	4,747	39,883	4,830	25,957	24,564	393	449	78,534	34,590
分類業績	5,267	(69)	19,550 (a)	2,964	4,475 (b)	(3,516)	422	(496)	1,321	1,530	31,035	413
不合併附屬公司之收益											–	66,676
未分配公司支出淨額											(12,678)	(5,693)
經營溢利											18,357	61,396
財務成本											(254)	(1,198)
所得稅											441	(86)
本期間溢利											18,544	60,112

(a) 其中包括為數約14,701,000港元之投資物業重估收益淨額。本集團已參考同區及狀況相同且受類似租約及其他合約規限之同類物業之市場價格而估計投資物業於二零零五年六月三十日之公平值。

(b) 其中包括因廠房搬遷而向中國地方政府收取賠償金所產生之出售物業、廠房及設備之收益約6,170,000港元。

4. 其他收入

	截至六月三十日止六個月 二零零五年（未經審核）	二零零四年（未經審核）（重列）（附註2）
	千港元	千港元
出售物業、廠房及設備之收益	6,093	117
按公平值計算損益之金融資產之未變現收益	335	1,099
利息收入	822	1,460
其他	342	1,100
	7,592	3,776

5. 除稅前溢利

除稅前溢利已扣除／（計入）下列各項：

	截至六月三十日止六個月 二零零五年（未經審核）	二零零四年（未經審核）（重列）（附註2）
	千港元	千港元
借貸利息	779	1,995
減：以資本化方式撥入發展中物業之借貸成本	(525)	(797)
	254	1,198
折舊	1,459	1,615
減：以資本化方式撥入發展中物業之折舊	(111)	(104)
	1,348	1,511
土地契約溢價之攤銷	904	961
減：以資本化方式撥入發展中物業之攤銷	(904)	(911)
	–	50
僱員福利支出（包括董事酬金）	13,755	16,881
陳舊存貨（撥備撥回）／撥備	(101)	405
售出存貨之成本	16,001	14,820
呆壞賬撥備撥回(a)	(1,444)	(1,709)
匯兌虧損	203	1,013
提供租金收入之投資物業所產生之其他經營開支	1,003	961
不提供租金收入之其他經營開支	10	–

(a) 呆壞賬撥備撥回中包括一筆約723,000港元（二零零四年六月三十日：3,603,000港元）由本公司向前居間控股公司中國有色金屬（香港）集團有限公司（「中國有色（香港）」）提供貸款之撥備撥回。中國有色（香港）之清盤人已於期內支付上述款項，作為向中國有色（香港）無抵押債權人派付之中期償金。

6. 所得税

香港利得稅乃根據期內之估計應課稅溢利按稅率17.5%(二零零四年六月三十日：17.5%)撥備。海外溢利之稅項乃根據期內之估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

	截至六月三十日止六個月	
	二零零五年 (未經審核) 千港元	二零零四年 (未經審核) 千港元
本期稅項		
一香港利得稅	—	—
一海外稅項	—	(86)
一往年度超額撥備撥回	393	—
遞延稅項收入	48	—
	441	(86)

7. 每股盈利

每股基本盈利之計算方法為將本公司股權持有人之應佔溢利除以期內已發行普通股之加權平均數。

	截至六月三十日止六個月	
	二零零五年 (未經審核)	二零零四年 (未經審核)
本公司股權持有人之應佔溢利 *(千港元)*	18,544	60,112
已發行普通股之加權平均數 *(千股)*	772,182	772,182
每股基本盈利 *(港仙)*	2.40	7.78

由於期內不存在具攤薄潛力之股份，故並無呈列每股攤薄盈利。

8. 股息

董事議決不就截至二零零五年六月三十日止六個月派發中期股息(二零零四年六月三十日：無)。

9. 貿易及其他應收款項

貿易及其他應收款項包括貿易及合約應收款項，其賬齡分析如下：

	二零零五年 六月三十日 (未經審核) 千港元	二零零四年 十二月三十一日 千港元
0至30日	21,406	9,194
31至60日	4,850	5,340
61至90日	672	3,247
90日以上	29,363	33,148
	56,291	50,929
減：呆壞賬撥備	(13,472)	(19,257)
	42,819	31,672

本集團給予客戶之信貸期一般為自發票日期起計30至60日。

本集團一間附屬公司與一名總承建商訂立了一項合約款額約7,494,000美元(相等於約58,453,000港元)之專業建築合約。該建築項目之僱主以建築項目竣工有所延誤為理由暫緩發放若干款項。於二零零五年六月三十日，就該合約應向總承建商收取之合約款項、保固金及其他應收款項分別約為10,751,000港元、2,915,000港元及5,843,000港元。董事認為，該附屬公司可就有關延誤竣工之指控提出充分而有效之抗辯理據，故不會對本集團之財政狀況構成重大不利影響。因此，於二零零五年六月三十日，並無就上述應收款項作出撥備。

10. 貿易及其他應付款項

貿易及其他應付款項包括貿易、票據及合約應付款項，其賬齡分析如下：

	二零零五年六月三十日（未經審核）千港元	二零零四年十二月三十一日 千港元
0至30日	17,216	14,024
31至60日	6,968	11,504
61至90日	1,996	1,151
90日以上	43,184	48,622
	69,364	75,301

11. 或然負債

於二零零五年六月三十日，本公司就若干附屬公司所獲銀行信貸額度向數間銀行提供企業擔保約51,471,000港元（二零零四年十二月三十一日：21,600,000港元）。

12. 資本承擔

	二零零五年六月三十日（未經審核）千港元	二零零四年十二月三十一日 千港元
已訂約但未作出撥備 －發展中物業	30,687	29,508

13. 資產負債表結算日後事項

於二零零五年八月十六日，本公司數間全資附屬公司接納一間銀行根據日期為二零零五年七月二十八日之信貸函件有關授出合共約156,000,000港元之一般銀行融資的要約。該等信貸乃以本公司提供之企業擔保及本集團一項投資物業之法定抵押及租金轉讓作為擔保。

管理層討論及分析

經營業績

本集團截至二零零五年六月三十日止六個月之未經審核綜合營業額約78,500,000港元（二零零四年六月三十日：34,600,000港元），較去年同期上升約127%，未經審核淨利潤約為18,500,000港元（二零零四年六月三十日：60,100,000港元）。

本集團在回顧期內綜合營業額上升，主要由於本集團於二零零四年下半年積極拓展業務的成果。本集團於二零零四年十月完成收購上海金橋瑞和裝飾工程有限公司（「**金橋瑞和**」），其業績亦隨之開始包括在本集團的綜合財務報表中。

本集團在二零零五年上半年的綜合毛利率約30%（二零零四年六月三十日：53%）。毛利率較去年同期下降，主要由於本集團業務結構變更，金橋瑞和現佔本集團綜合營業額較大之百分比，但其毛利率較本集團現有業務為低。

雖然本集團於期內利潤有所下跌，但其經營表現已較去年同期有所改善，因為去年業績包括一項於二零零四年上半年產生之一次性不合併附屬公司之收益約66,700,000港元。

經營回顧

甲、*房地產發展業務*

本集團現時從事的房地產發展業務包括發展住宅及商用物業，以及提供建築項目管理服務。

本集團於二零零四年下半年新開拓的建築項目管理業務取得理想成績，在回顧期內為本集團帶來約6,500,000港元的收益，佔本集團綜合營業額約8%。本集團為廣州天河金海大廈提供的項目管理服務將於本年之下半年度完成。有關項目除為本集團帶來相當收入外，亦為本集團發展房地產和建築項目管理打下了堅實基礎，開拓了新的業務領域。

至於發展住宅及商用物業方面，海天花園項目設計調整方案於二零零五年五月十八日獲當地政府批准。故此，海天花園項目仍未為本集團帶來任何盈利貢獻。然而，本集團將盡快展開上蓋工程施工，爭取明年年初取得預售許可證，並預期可於二零零六年將海天花園推出發售。

市場預期港珠澳大橋建設以及廣珠城際鐵路行將動工，香港與珠海及至內地西部的交通距離將大大縮短，加上珠海本身的地理和自然環境以及當地政府對經濟發展的有力推動，使珠海的住宅樓價在二零零五年上半年有明顯上升。本集團預期，珠海地區房地產市場現時及持續的增長勢頭，將對海天花園單位的銷售帶來裨益。

乙、*物業租賃業務*

物業租賃業務於二零零五年上半年錄得營業額約5,800,000港元，較二零零四年上半年的營業額約4,700,000港元，上升約23%，佔本集團綜合營業額約7%（二零零四年六月三十日：14%），而對本集團之貢獻亦由二零零四年上半年的分類溢利約3,000,000港元，上升為二零零五年上半年的分類溢利約19,600,000港元。物業租賃主要受惠於香港地產市道暢旺，除東方有色大廈（「**該大廈**」）之租金收入錄得升幅外，投資物業之總公平值亦較二零零四年年底高出約14,700,000港元，此業務之營業額及溢利貢獻因而有所提升。

目前，香港地產市道向好，該大廈上半年平均出租率約為90%，較去年同期的84%為高。本集團將繼續聘用知名公司提供物業管理服務，並策劃進行適當的中至大型維修保養，確保該大廈的設施及服務保持良好狀態，繼續致力提高租客的滿意度從而提升該大廈的出租效益。因此，本集團預期該大廈的租金仍有上升空間，並保持該大廈的收益能穩健增長。

丙、*專業建築業務*

本集團現時從事的專業建築業務包括玻璃幕牆設計及施工、門類生產及安裝和噴塗工程。

在二零零五年上半年，專業建築業務的營業額約39,900,000港元（二零零四年六月三十日：4,800,000港元），佔綜合營業額約51%（二零零四年六月三十日：14%）。在本期間此業務的分類表現轉虧為盈，由二零零四年上半年的虧損約

3,500,000港元，改善至二零零五年上半年的溢利約4,500,000港元（已計入因搬遷廠房向國內當地政府收取之賠償而錄得之出售物業、廠房及設備之收益約6,200,000港元）。

於國內從事玻璃幕牆設計及施工的金橋瑞和為本集團專業建築業務的重要部份，於回顧期內為本集團貢獻約38,600,000港元之營業額。

門類生產及安裝和噴塗工程業務的總營業額約1,300,000港元（二零零四年六月三十日：1,200,000港元），較去年同期增加約8%。營業額中分別有93%來自中國，7%來自香港。於回顧期內，由於從事此業務的銀豐集團有限公司及其附屬公司（「**銀豐**」）集中資源於國內廠房搬遷及業務規劃上，影響了營業額而使其未能承擔固定營運成本，產生約2,200,000港元的虧損（未計入因搬遷廠房而錄得之出售物業、廠房及設備之收益），惟虧損較去年同期有所下降。相信下半年度情況將有所改善。

丁、*製造及貿易業務*

從事工業潤滑油生產及分銷的積架石油化工集團有限公司及其附屬公司（「**積架**」）在二零零五年上半年的營業額較去年同期上升約6%，佔本集團綜合營業額約33%（二零零四年六月三十日：71%）。營業額中有90%來自中國，其餘10%來自香港及東南亞地區。

由於積架在上半年繼續拓展長三角市場，擴大華東及華中區域之分銷網絡，並致力推廣新產品以拓展市場佔有率，從而使上半年之營業額較去年同期有所增長。然而，由於原油及化工原料價格持續上升至歷史高位，潤滑油產品的整體成本大幅增加（上升約20%），削弱其邊際利潤，從而令本年上半年的毛利率較去年同期下降約3%。積架由二零零四年上半年的分類虧損轉為於二零零五年上半年錄得盈利。

積架將繼續致力提升產品質素及降低進口製成品成本。故此，積架相信在二零零五年將有合理利潤。

展望

本集團預期二零零八年北京奧運、二零一零年上海世博和廣州亞運所帶來之商機，將會帶動國內整體經濟的發展。本集團將繼續尋求能將房地產發展業務結合專業建築業務的資源，發揮協同互補優勢，以達致本集團「拓展業務、增加盈利」的目標。

流動資金及財務資源

於二零零五年六月三十日，本集團之資本負債率（按借款總額與權益總額之比率）由二零零四年十二月三十一日之8%下降至6%。本集團於二零零五年六月三十日持有現金及銀行存款（不包括已抵押存款）約108,500,000港元（二零零四年十二月三十一日：120,800,000港元），其中48%、18%及34%（二零零四年十二月三十一日：56%、14%及30%）分別以港元、人民幣及美元列值。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。除來自一般營運之資金外，本集團亦透過銀行借款而獲得財務資源；於二零零五年六月三十日，銀行借款約為35,800,000港元（二零零四年十二月三十一日：36,400,000港元）。所有借款均須於一年內償還。

於二零零五年六月三十日，以人民幣列值之借款約為人民幣37,500,000元（二零零四年十二月三十一日：人民幣44,700,000元），餘下之銀行借款乃以港元列值。本集團之所有借款乃按浮動利率計息。截至二零零五年六月三十日止六個月，財務成本約為300,000港元（二零零四年六月三十日：1,200,000港元）。

本集團於二零零五年六月三十日之資本承擔約為30,700,000港元（二零零四年十二月三十一日：29,500,000港元）。該等承擔主要與發展中物業有關，並將由銀行借款及內部資金提供資金。

匯率波動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於在截至二零零五年六月三十日止六個月所面對之外匯風險甚微，故本集團並無採取任何重大對沖風險或其他措施。於二零零五年六月三十日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零五年六月三十日，本集團將賬面值合共約243,200,000港元（二零零四年十二月三十一日：215,000,000港元）之若干投資物業、一項賬面值約1,900,000港元（二零零四年十二月三十一日：無）之租賃土地及樓宇及約43,100,000港元（二零零四年十二月三十一日：38,100,000港元）之定期存款用作本集團一般銀行信貸之抵押品。

或然負債

本公司及本集團之或然負債詳情列載於簡明綜合財務資料附註11內。

僱員

於二零零五年六月三十日，本集團共聘用385名僱員（包括董事）（二零零四年六月三十日：229名僱員）。截至二零零五年六月三十日止六個月，董事及本集團之僱員的酬金及福利總額約為13,800,000港元（二零零四年六月三十日：16,900,000港元）。本集團之薪酬政策與市場慣例一致。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納了一項符合香港聯合交易所有限公司證券上市規則（「**上市規則**」）第17章之規定之新購股權計劃（「**該計劃**」）。

該計劃及尚未行使之購股權之詳情將載於本公司二零零五年中期報告內。

企業管治

審核委員會

本公司審核委員會由三名獨立非執行董事組成，即林濬先生、馬紹援先生及譚惠珠女士。審核委員會已審閱本集團截至二零零五年六月三十日止六個月之未經審核簡明綜合財務資料，本公司之核數師羅兵咸永道會計師事務所亦已根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」予以審閱。

企業管治常規守則

據董事所知，除了偏離上市規則附錄14所載之企業管治常規守則（「**企業管治守則**」）守則條文第A.4.2條外，並無任何資料可合理地顯示本公司目前或曾於截至二零零五年六月三十日止六個月期間之任何時間不遵守企業管治守則之守則條文。

根據企業管治守則之守則條文第A.4.2條，所有為填補臨時空缺而被委任之董事應在接受委任後之首次股東大會上接受股東選舉。每名董事（包括有指定任期之董事）應輪值告退，至少每三年一次。

根據於二零零五年五月二十六日採納之本公司新的章程細則（「**新章程細則**」），每名董事（除主席及董事總經理外）（包括有指定任期之董事）應在股東週年大會上輪值告退，至少每三年一次；及所有為填補臨時空缺而被委任或新增之董事（不論是由董事會或本公司股東於股東大會上委任）均須在接受委任後之首次股東週年大會上接受本公司股東選舉。本公司是根據私人公司法1991於百慕達註冊成立的，而根據該法例，本公司之主席及董事總經理毋須輪值告退。

於本公司二零零五年股東週年大會上，所有董事（除主席及董事總經理外）已根據於採納新章程細則前有效之本公司章程細則輪值告退。前述情況偏離企業管治守則之守則條文第A.4.2條。

董事進行證券交易之守則

本公司已於二零零五年三月訂立了一套「本公司董事及相關僱員進行本公司證券交易之規則及程序」(「**該證券交易守則**」)作為其指引，有關條文不比上市規則附錄10所載之上市發行人董事進行證券交易之標準守則(「**該標準守則**」)寬鬆。於此之前，本公司曾採納該標準守則。本公司亦已成立由兩名成員組成之指定委員會(「**該指定委員會**」)，專責接收由董事及本公司相關僱員發出之通知書，以及向彼等發出已列明日期之書面確認書。

根據該證券交易守則，董事及本公司相關僱員在進行本公司證券交易前，必須事先知會任何一名指定委員會成員，並取得一份已列明日期之書面確認書；而指定委員會成員在進行本公司證券交易前，必須事先知會另一名指定委員會成員，並取得一份已列明日期之書面確認書。

本公司已特別向所有董事查詢，亦已接獲各董事之確認書，確認倘彼曾於截至二零零五年六月三十日止六個月內進行任何證券交易，彼已遵守該證券交易守則。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零五年六月三十日止六個月期間概無購買、出售或贖回本公司之上市證券。

承董事會命
董事總經理
王幸東

香港，二零零五年九月十六日
網址：http://www.onfem.com

於本公佈刊發日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：230）

截至二零零五年六月三十日止六個月之中期業績公佈

財務摘要	二零零五年六月三十日 千港元	二零零四年六月三十日 千港元	變動百份比
營業額	78,534	34,590	+127%
股權持有人應佔溢利	18,544	60,112	-69%
每股盈利（港仙）	2.40	7.78	-69%

未經審核中期業績

東方有色集團有限公司（「本公司」）董事會（「董事」）現公佈本公司及其附屬公司（「本集團」）截至二零零五年六月三十日止六個月之未經審核中期業績，連同二零零四年同期之比較數字。簡明綜合中期財務資料並未經審核，但已由本公司之核數師羅兵咸永道會計師事務所根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」予以審閱。

簡明綜合收益表
截至二零零五年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零五年（未經審核）千港元	二零零四年（未經審核）（重列）（附註2）千港元
營業額	3	78,534	34,590
銷售成本		(54,651)	(16,266)
毛利		23,883	18,324
其他收入	4	7,592	3,776
銷售及分銷費用		(5,539)	(5,757)
行政開支		(21,267)	(20,662)
其他經營開支		(1,013)	(961)
投資物業重估收益	3(a)	14,701	–
不合併附屬公司之收益		–	66,676
經營溢利		18,357	61,396
財務成本		(254)	(1,198)
除稅前溢利	5	18,103	60,198
所得稅	6	441	(86)
本期間溢利		18,544	60,112
歸屬於：			
本公司股權持有人		18,544	60,112
期間本公司股權持有人應佔之每股盈利（以港仙為單位）			
－基本	7	2.40	7.78

簡明綜合資產負債表
於二零零五年六月三十日

	附註	二零零五年六月三十日（未經審核）千港元	二零零四年十二月三十一日（重列）（附註2）千港元
資產			
非流動資產			
物業、廠房及設備		8,556	10,173
投資物業		244,591	229,890
租賃土地及土地使用權		–	2,839
商譽		18,958	11,491
可供出售金融資產		29,160	28,440
遞延稅項資產		932	932
應收保固金		1,892	879
其他資產		2,784	1,716
		306,873	286,360
流動資產			
存貨		205,006	202,491
貿易及其他應收款項	9	89,718	83,490
應收客戶之合約工程總額		2,665	1,684
按公平值計算損益之金融資產		2,824	2,489
已抵押存款		43,100	38,100
現金及銀行存款		108,505	120,839
		451,818	449,093
資產總額		758,691	735,453

	附註	千港元	千港元
權益			
本公司股權持有人應佔之資本及儲備			
股本		77,218	77,218
儲備		510,599	483,842
		587,817	561,060
少數股東權益		3,617	3,617
權益總額		591,434	564,677
負債			
非流動負債			
遞延稅項負債		57	105
其他負債及費用撥備		3,258	3,317
		3,315	3,422
流動負債			
貿易及其他應付款項	10	114,114	109,376
應付客戶之合約工程總額		–	810
本期應付稅項		14,047	14,037
短期借款		35,781	43,131
		163,942	167,354
負債總額		167,257	170,776
權益及負債總額		758,691	735,453
流動資產淨值		287,876	281,739
總資產減流動負債		594,749	568,099

簡明綜合權益變動表

截至二零零五年六月三十日止六個月

(未經審核)

	股本 千港元	股份溢價 千港元	實繳盈餘 千港元	資本贖回儲備 千港元	可供出售金融資產重估儲備 千港元	投資物業重估儲備 千港元	匯兌儲備 千港元	累積虧損 千港元	少數股東權益 千港元	權益總額 千港元
	歸屬於本公司股權持有人									
於二零零五年一月一日結餘										
以往呈報之權益	77,218	409,738	600,412	769	11,520	600	646	(539,738)	–	561,165
將少數股東權益重新歸類為權益部份(*附註2*)	–	–	–	–	–	–	–	–	3,617	3,617
因採納會計準則第40號而在損益中確認投資物業重估盈餘(*附註2*)	–	–	–	–	–	(600)	–	600	–	–
因採納香港會計準則詮釋第21號就重估投資物業而產生之遞延稅項(*附註2*)	–	–	–	–	–	–	–	(105)	–	(105)
於二零零五年一月一日作出期初調整前之重列結餘	77,218	409,738	600,412	769	11,520	–	646	(539,243)	3,617	564,677
因採納財務報告準則第3號而自賬目中剔除負商譽所作出之期初調整(*附註2*)	–	–	–	–	–	–	–	7,467	–	7,467
於二零零五年一月一日結餘重列	77,218	409,738	600,412	769	11,520	–	646	(531,776)	3,617	572,144
可供出售金融資產之重估盈餘	–	–	–	–	720	–	–	–	–	720
匯兌調整	–	–	–	–	–	–	26	–	–	26
未計本期間溢利之權益增加淨額	–	–	–	–	720	–	26	–	–	746
本期間溢利	–	–	–	–	–	–	–	18,544	–	18,544
於二零零五年六月三十日結餘	77,218	409,738	600,412	769	12,240	–	672	(513,232)	3,617	591,434

(未經審核)

	股本 千港元	股份溢價 千港元	實繳盈餘 千港元	資本贖回儲備 千港元	可供出售金融資產重估儲備 千港元	投資物業重估儲備 千港元	匯兌儲備 千港元	累積虧損 千港元	少數股東權益 千港元	權益總額 千港元
	歸屬於本公司股權持有人									
於二零零四年一月一日結餘										
以往呈報之權益	77,218	409,738	601,415	769	11,520	–	(1,601)	(624,352)	–	474,707
將少數股東權益重新歸類為權益部份(*附註2*)	–	–	–	–	–	–	–	–	30,778	30,778
於二零零四年一月一日結餘重列	77,218	409,738	601,415	769	11,520	–	(1,601)	(624,352)	30,778	505,485
可供出售金融資產之重估虧絀	–	–	–	–	(3,240)	–	–	–	–	(3,240)
匯兌調整	–	–	–	–	–	–	2,587	–	–	2,587
增購一間附屬公司之權益	–	–	–	–	–	–	–	–	(25,033)	(25,033)
未計本期間溢利之權益增加／(減少)淨額	–	–	–	–	(3,240)	–	2,587	–	(25,033)	(25,686)
本期間溢利	–	–	–	–	–	–	–	60,112	–	60,112
於二零零四年六月三十日結餘	77,218	409,738	601,415	769	8,280	–	986	(564,240)	5,745	539,911

* *僅供識別*

簡明綜合財務資料附註

1. **編製基準及會計政策**

本未經審核簡明綜合財務資料乃根據香港會計師公會頒佈之香港會計準則（「會計準則」）第34號「中期財務報告」而編製。

本簡明綜合財務資料應與二零零四年年度財務報表一併閱讀。

編製本簡明綜合財務資料所採用之會計政策及計算方法與編製截至二零零四年十二月三十一日止年度之年度財務報表所採用者一致，惟本集團在採納於二零零五年一月一日或以後開始之會計期間生效的新／經修訂之香港財務報告準則及香港會計準則（「新財務報告準則」）後已相應更改若干會計政策。

本集團會計政策之變動及採納此等新政策之影響載於下文附註2。

2. **會計政策之變動**

採納新財務報告準則之影響

於二零零五年，本集團採納以下與本集團業務有關之新財務報告準則。二零零四年度之比較數據已按有關規定及本期間之分類形式作出需要之調整。

會計準則第1號	財務報表之呈列
會計準則第2號	存貨
會計準則第7號	現金流量表
會計準則第8號	會計政策、會計估計之變更及錯誤
會計準則第10號	資產負債表結算日後事項
會計準則第11號	建築合約
會計準則第12號	所得稅
會計準則第14號	分類報告
會計準則第16號	物業、廠房及設備
會計準則第17號	租賃
會計準則第18號	收入
會計準則第19號	僱員福利
會計準則第21號	外幣匯率變動之影響
會計準則第23號	借貸成本
會計準則第24號	關連人士披露
會計準則第27號	綜合及獨立財務報表
會計準則第32號	金融工具：披露及呈列
會計準則第33號	每股盈利
會計準則第34號	中期財務報告
會計準則第36號	資產減值
會計準則第37號	撥備、或然負債及或然資產
會計準則第39號	金融工具：確認及計量
會計準則第40號	投資物業
財務報告準則第2號	以股份支付之款項
財務報告準則第3號	商業合併
香港詮釋第4號	租賃－釐定香港土地契約之年期
香港會計準則詮釋第15號	經營租賃－優惠
香港會計準則詮釋第21號	所得稅－無折舊資產重估價值之回收
香港會計準則詮釋第27號	評估涉及以租賃為法定形式之交易實質

(i) 採納新／經修訂會計準則第1、2、7、8、10、11、12、14、16、18、19、21、23、24、27、33、34、37號、香港詮釋第4號、香港會計準則詮釋第15及27號並未導致本集團之會計政策出現重大變動。簡言之：

- 會計準則第1號影響少數股東權益及其他資料披露之呈列形式。
- 會計準則第24號影響關連人士之辨識及其他涉及關連人士之披露。
- 會計準則第2、7、8、10、11、12、14、16、18、19、21、23、27、33、34、37號、香港詮釋第4號、香港會計準則詮釋第15及27號對本集團之會計政策影響不大。

(ii) 採納經修訂之會計準則第17號所產生之會計政策變動為將租賃土地及土地使用權由物業、廠房及設備重新歸類。就租賃土地及土地使用權預先支付之款項於租賃期內按直線基準在收益表中列作支出；倘出現減值，減值部份則在收益表中列作支出。倘某項土地及樓宇之租賃所涉及之租賃付款無法可靠地分配為土地及樓宇兩部份，整項租賃則列作融資租賃，而租賃土地及樓宇則一併按成本減累積折舊及累積減值呈列。於以往年度，租賃土地乃按成本減累積折舊及累積減值入賬。

(iii) 採納會計準則第32及39號所產生之會計政策變動涉及將買賣與非買賣證券重新歸類為按公平值計算損益之金融資產及可供出售金融資產。

(iv) 採納經修訂之會計準則第40號所產生之會計政策變動為將投資物業公平值之變動均列入收益表。於以往年度，公平值之增額均列入投資物業重估儲備，而公平值之減少部份先以早前就整個物業組合進行估值所產生之增額抵銷，其餘則以支出形式列入收益表。

(v) 採納財務報告準則第2號所產生之會計政策變動涉及以股份支付之款項。於二零零四年十二月三十一日以前，向僱員提供購股權不致成為收益表中之支出項目。由二零零五年一月一日起，本集團將購股權之成本在收益表中列作支出。由於本集團於二零零五年一月一日並無任何未生效之購股權，故上年度之財務報表不受任何影響。

(vi) 採納財務報告準則第3號及會計準則第36號所產生之會計政策變動涉及商譽。截至二零零四年十二月三十一日止：

- 商譽乃於5至15年內按直線基準攤銷，並於每個資產負債表結算日評估是否出現減值迹象。
- 負商譽按所購可折舊／可攤銷非貨幣之資產的加權平均可用年期攤銷，惟涉及於收購日期已確認之預計未來虧損除外。在此情況下，負商譽於出現該等預計虧損時在收益表中確認。

根據財務報告準則第3號：

- 就過去已確認之商譽而言，本集團由二零零五年一月一日起不再攤銷，而於二零零四年十二月三十一日之累積攤銷已與商譽成本之相應減少部份互相對銷。截至二零零五年十二月三十一日止年度起，商譽每年測試是否出現減值，以及在出現減值迹象時進行測試。
- 就過去已確認之負商譽而言，於二零零五年一月一日結存之負商譽賬面值均自賬目中剔除，並對保留盈利之期初結餘作出相應調整。

(vii) 採納經修訂之香港會計準則詮釋第21號所產生之會計政策變動涉及計算重估投資物業所產生之遞延稅項負債。該等遞延稅項負債乃按透過使用有關資產而回收其賬面值所帶來之稅務後果計算。於以往年度，計算基準為假設有關資產之賬面值乃透過出售而回收。

所有會計政策上之變動均根據個別準則之過渡條文作出。本集團採納之全部準則均具追溯效力，惟以下所載者除外：

- 會計準則第39號－不容許根據此準則按追溯基準入賬確認、自賬目中剔除及計算金融資產及負債；
- 會計準則第40號－由於本集團已採納公平值模式，故本集團毋須重列比較資料。任何調整應對於二零零五年一月一日之保留盈利作出，包括將投資物業重估盈餘內之任何款額重新歸類；
- 財務報告準則第2號－只對所有於二零零二年十一月七日之後授出及於二零零五年一月一日仍未生效之股權工具具有追溯效力；及
- 財務報告準則第3號－於採納日期之後生效，並對二零零五年一月一日之保留盈利作出調整。

3. **分類資料**

主要呈報模式－業務分類

根據本集團之內部財務報告，本集團決定以業務分類作為主要呈報模式。為更有效配合本集團之業務發展，每一業務分類所包含之不同業務有所變更，去年同期之分類資料均予以重列，以供比較。於二零零五年六月三十日，本集團已將其業務劃分為下列各分類：

房地產發展：	發展住宅及商用物業，以及提供建築項目管理服務。
物業租賃：	從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。
專業建築：	設計、安裝及銷售幕牆、鋁窗、門類及防火物料。
製造及貿易：	製造及買賣潤滑油及化工產品。
證券投資及買賣：	買賣及投資證券。

(未經審核)
截至六月三十日止六個月

	房地產發展		物業租賃		專業建築		製造及貿易		證券投資及買賣		總額	
	二零零五年	二零零四年 (重列)	二零零五年	二零零四年	二零零五年	二零零四年 (重列)	二零零五年	二零零四年 (重列)	二零零五年	二零零四年	二零零五年	二零零四年 (重列)
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收益	6,540	–	5,761	4,747	39,883	4,830	25,957	24,564	393	449	78,534	34,590
分類業績	5,267	(69)	19,550 (a)	2,964	4,475 (b)	(3,516)	422	(496)	1,321	1,530	31,035	413
不合併附屬公司之收益											–	66,676
未分配公司支出淨額											(12,678)	(5,693)
經營溢利											18,357	61,396
財務成本											(254)	(1,198)
所得稅											441	(86)
本期間溢利											18,544	60,112

(a) 其中包括為數約14,701,000港元之投資物業重估收益淨額。本集團已參考同區及狀況相同且受類似租約及其他合約規限之同類物業之市場價格而估計投資物業於二零零五年六月三十日之公平值。

(b) 其中包括因廠房搬遷而向中國地方政府收取賠償金所產生之出售物業、廠房及設備之收益約6,170,000港元。

4. **其他收入**

	截至六月三十日止六個月 二零零五年 (未經審核)	二零零四年 (未經審核) (重列) (附註2)
	千港元	千港元
出售物業、廠房及設備之收益	6,093	117
按公平值計算損益之金融資產之未變現收益	335	1,099
利息收入	822	1,460
其他	342	1,100
	7,592	3,776

5. **除稅前溢利**

除稅前溢利已扣除／(計入)下列各項：

	截至六月三十日止六個月 二零零五年 (未經審核)	二零零四年 (未經審核) (重列) (附註2)
	千港元	千港元
借貸利息	779	1,995
減：以資本化方式撥入發展中物業之借貸成本	(525)	(797)
	254	1,198
折舊	1,459	1,615
減：以資本化方式撥入發展中物業之折舊	(111)	(104)
	1,348	1,511
土地契約溢價之攤銷	904	961
減：以資本化方式撥入發展中物業之攤銷	(904)	(911)
	–	50
僱員福利支出(包括董事酬金)	13,755	16,881
陳舊存貨(撥備撥回)／撥備	(101)	405
售出存貨之成本	16,001	14,820
呆壞賬撥備撥回(a)	(1,444)	(1,709)
匯兌虧損	203	1,013
提供租金收入之投資物業所產生之其他經營開支	1,003	961
不提供租金收入之其他經營開支	10	–

(a) 呆壞賬撥備撥回中包括一筆約723,000港元(二零零四年六月三十日：3,603,000港元)由本公司向前居間控股公司中國有色金屬(香港)集團有限公司(「中國有色(香港)」)提供貸款之撥備撥回。中國有色(香港)之清盤人已於期內支付上述款項，作為向中國有色(香港)無抵押債權人派付之中期償金。

6. 所得稅

香港利得稅乃根據期內之估計應課稅溢利按稅率17.5%(二零零四年六月三十日:17.5%)撥備。海外溢利之稅項乃根據期內之估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

	截至六月三十日止六個月	
	二零零五年 (未經審核) 千港元	二零零四年 (未經審核) 千港元
本期稅項		
一香港利得稅	—	—
一海外稅項	—	(86)
一往年度超額撥備撥回	393	—
遞延稅項收入	48	—
	441	(86)

7. **每股盈利**

每股基本盈利之計算方法為將本公司股權持有人之應佔溢利除以期內已發行普通股之加權平均數。

	截至六月三十日止六個月	
	二零零五年 (未經審核)	二零零四年 (未經審核)
本公司股權持有人之應佔溢利 *(千港元)*	18,544	60,112
已發行普通股之加權平均數 *(千股)*	772,182	772,182
每股基本盈利 *(港仙)*	2.40	7.78

由於期內不存在具攤薄潛力之股份,故並無呈列每股攤薄盈利。

8. **股息**

董事議決不就截至二零零五年六月三十日止六個月派發中期股息(二零零四年六月三十日:無)。

9. **貿易及其他應收款項**

貿易及其他應收款項包括貿易及合約應收款項,其賬齡分析如下:

	二零零五年 六月三十日 (未經審核) 千港元	二零零四年 十二月三十一日 千港元
0至30日	21,406	9,194
31至60日	4,850	5,340
61至90日	672	3,247
90日以上	29,363	33,148
	56,291	50,929
減:呆壞賬撥備	(13,472)	(19,257)
	42,819	31,672

本集團給予客戶之信貸期一般為自發票日期起計30至60日。

本集團一間附屬公司與一名總承建商訂立了一項合約款額約7,494,000美元(相等於約58,453,000港元)之專業建築合約。該建築項目之僱主以建築項目竣工有所延誤為理由暫緩發放若干款項。於二零零五年六月三十日,就該合約應向總承建商收取之合約款項、保固金及其他應收款項分別約為10,751,000港元、2,915,000港元及5,843,000港元。董事認為,該附屬公司可就有關延誤竣工之指控提出充分而有效之抗辯理據,故不會對本集團之財政狀況構成重大不利影響。因此,於二零零五年六月三十日,並無就上述應收款項作出撥備。

10. 貿易及其他應付款項

貿易及其他應付款項包括貿易、票據及合約應付款項，其賬齡分析如下：

	二零零五年六月三十日（未經審核）千港元	二零零四年十二月三十一日 千港元
0至30日	17,216	14,024
31至60日	6,968	11,504
61至90日	1,996	1,151
90日以上	43,184	48,622
	69,364	75,301

11. 或然負債

於二零零五年六月三十日，本公司就若干附屬公司所獲銀行信貸額度向數間銀行提供企業擔保約51,471,000港元（二零零四年十二月三十一日：21,600,000港元）。

12. 資本承擔

	二零零五年六月三十日（未經審核）千港元	二零零四年十二月三十一日 千港元
已訂約但未作出撥備		
一發展中物業	30,687	29,508

13. 資產負債表結算日後事項

於二零零五年八月十六日，本公司數間全資附屬公司接納一間銀行根據日期為二零零五年七月二十八日之信貸函件有關授出合共約156,000,000港元之一般銀行融資的要約。該等信貸乃以本公司提供之企業擔保及本集團一項投資物業之法定抵押及租金轉讓作為擔保。

管理層討論及分析

經營業績

本集團截至二零零五年六月三十日止六個月之未經審核綜合營業額約78,500,000港元（二零零四年六月三十日：34,600,000港元），較去年同期上升約127%，未經審核淨利潤約為18,500,000港元（二零零四年六月三十日：60,100,000港元）。

本集團在回顧期內綜合營業額上升，主要由於本集團於二零零四年下半年積極拓展業務的成果。本集團於二零零四年十月完成收購上海金橋瑞和裝飾工程有限公司（「**金橋瑞和**」），其業績亦隨之開始包括在本集團的綜合財務報表中。

本集團在二零零五年上半年的綜合毛利率約30%（二零零四年六月三十日：53%）。毛利率較去年同期下降，主要由於本集團業務結構變更，金橋瑞和現佔本集團綜合營業額較大之百分比，但其毛利率較本集團現有業務為低。

雖然本集團於期內利潤有所下跌，但其經營表現已較去年同期有所改善，因為去年業績包括一項於二零零四年上半年產生之一次性不合併附屬公司之收益約66,700,000港元。

經營回顧

甲、 *房地產發展業務*

本集團現時從事的房地產發展業務包括發展住宅及商用物業，以及提供建築項目管理服務。

本集團於二零零四年下半年新開拓的建築項目管理業務取得理想成績，在回顧期內為本集團帶來約6,500,000港元的收益，佔本集團綜合營業額約8%。本集團為廣州天河金海大廈提供的項目管理服務將於本年之下半年度完成。有關項目除為本集團帶來相當收入外，亦為本集團發展房地產和建築項目管理打下了堅實基礎，開拓了新的業務領域。

至於發展住宅及商用物業方面，海天花園項目設計調整方案於二零零五年五月十八日獲當地政府批准。故此，海天花園項目仍未為本集團帶來任何盈利貢獻。然而，本集團將盡快展開上蓋工程施工，爭取明年年初取得預售許可證，並預期可於二零零六年將海天花園推出發售。

市場預期港珠澳大橋建設以及廣珠城際鐵路行將動工，香港與珠海及至內地西部的交通距離將大大縮短，加上珠海本身的地理和自然環境以及當地政府對經濟發展的有力推動，使珠海的住宅樓價在二零零五年上半年有明顯上升。本集團預期，珠海地區房地產市場現時及持續的增長勢頭，將對海天花園單位的銷售帶來裨益。

乙、 *物業租賃業務*

物業租賃業務於二零零五年上半年錄得營業額約5,800,000港元，較二零零四年上半年的營業額約4,700,000港元，上升約23%，佔本集團綜合營業額約7%（二零零四年六月三十日：14%），而對本集團之貢獻亦由二零零四年上半年的分類溢利約3,000,000港元，上升為二零零五年上半年的分類溢利約19,600,000港元。物業租賃主要受惠於香港地產市道暢旺，除東方有色大廈（「**該大廈**」）之租金收入錄得升幅外，投資物業之總公平值亦較二零零四年年底高出約14,700,000港元，此業務之營業額及溢利貢獻因而有所提升。

目前，香港地產市道向好，該大廈上半年平均出租率約為90%，較去年同期的84%為高。本集團將繼續聘用知名公司提供物業管理服務，並策劃進行適當的中至大型維修保養，確保該大廈的設施及服務保持良好狀態，繼續致力提高租客的滿意度從而提升該大廈的出租效益。因此，本集團預期該大廈的租金仍有上升空間，並保持該大廈的收益能穩健增長。

丙、 *專業建築業務*

本集團現時從事的專業建築業務包括玻璃幕牆設計及施工、門類生產及安裝和噴塗工程。

在二零零五年上半年，專業建築業務的營業額約39,900,000港元（二零零四年六月三十日：4,800,000港元），佔綜合營業額約51%（二零零四年六月三十日：14%）。在本期間此業務的分類表現轉虧為盈，由二零零四年上半年的虧損約

3,500,000港元，改善至二零零五年上半年的溢利約4,500,000港元（已計入因搬遷廠房向國內當地政府收取之賠償而錄得之出售物業、廠房及設備之收益約6,200,000港元）。

於國內從事玻璃幕牆設計及施工的金橋瑞和為本集團專業建築業務的重要部份，於回顧期內為本集團貢獻約38,600,000港元之營業額。

門類生產及安裝和噴塗工程業務的總營業額約1,300,000港元（二零零四年六月三十日：1,200,000港元），較去年同期增加約8%。營業額中分別有93%來自中國，7%來自香港。於回顧期內，由於從事此業務的銀豐集團有限公司及其附屬公司（「**銀豐**」）集中資源於國內廠房搬遷及業務規劃上，影響了營業額而使其未能承擔固定營運成本，產生約2,200,000港元的虧損（未計入因搬遷廠房而錄得之出售物業、廠房及設備之收益），惟虧損較去年同期有所下降。相信下半年度情況將有所改善。

丁、*製造及貿易業務*

從事工業潤滑油生產及分銷的積架石油化工集團有限公司及其附屬公司（「**積架**」）在二零零五年上半年的營業額較去年同期上升約6%，佔本集團綜合營業額約33%（二零零四年六月三十日：71%）。營業額中有90%來自中國，其餘10%來自香港及東南亞地區。

由於積架在上半年繼續拓展長三角市場，擴大華東及華中區域之分銷網絡，並致力推廣新產品以拓展市場佔有率，從而使上半年之營業額較去年同期有所增長。然而，由於原油及化工原料價格持續上升至歷史高位，潤滑油產品的整體成本大幅增加（上升約20%），削弱其邊際利潤，從而令本年上半年的毛利率較去年同期下降約3%。積架由二零零四年上半年的分類虧損轉為於二零零五年上半年錄得盈利。

積架將繼續致力提升產品質素及降低進口製成品成本。故此，積架相信在二零零五年將有合理利潤。

展望

本集團預期二零零八年北京奧運、二零一零年上海世博和廣州亞運所帶來之商機，將會帶動國內整體經濟的發展。本集團將繼續尋求能將房地產發展業務結合專業建築業務的資源，發揮協同互補優勢，以達致本集團「拓展業務、增加盈利」的目標。

流動資金及財務資源

於二零零五年六月三十日，本集團之資本負債率（按借款總額與權益總額之比率）由二零零四年十二月三十一日之8%下降至6%。本集團於二零零五年六月三十日持有現金及銀行存款（不包括已抵押存款）約108,500,000港元（二零零四年十二月三十一日：120,800,000港元），其中48%、18%及34%（二零零四年十二月三十一日：56%、14%及30%）分別以港元、人民幣及美元列值。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。除來自一般營運之資金外，本集團亦透過銀行借款而獲得財務資源；於二零零五年六月三十日，銀行借款約為35,800,000港元（二零零四年十二月三十一日：36,400,000港元）。所有借款均須於一年內償還。

於二零零五年六月三十日，以人民幣列值之借款約為人民幣37,500,000元（二零零四年十二月三十一日：人民幣44,700,000元），餘下之銀行借款乃以港元列值。本集團之所有借款乃按浮動利率計息。截至二零零五年六月三十日止六個月，財務成本約為300,000港元（二零零四年六月三十日：1,200,000港元）。

本集團於二零零五年六月三十日之資本承擔約為30,700,000港元（二零零四年十二月三十一日：29,500,000港元）。該等承擔主要與發展中物業有關，並將由銀行借款及內部資金提供資金。

匯率波動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於在截至二零零五年六月三十日止六個月所面對之外匯風險甚微，故本集團並無採取任何重大對沖風險或其他措施。於二零零五年六月三十日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零五年六月三十日，本集團將賬面值合共約243,200,000港元（二零零四年十二月三十一日：215,000,000港元）之若干投資物業、一項賬面值約1,900,000港元（二零零四年十二月三十一日：無）之租賃土地及樓宇及約43,100,000港元（二零零四年十二月三十一日：38,100,000港元）之定期存款用作本集團一般銀行信貸之抵押品。

或然負債

本公司及本集團之或然負債詳情列載於簡明綜合財務資料附註11內。

僱員

於二零零五年六月三十日，本集團共聘用385名僱員（包括董事）（二零零四年六月三十日：229名僱員）。截至二零零五年六月三十日止六個月，董事及本集團之僱員的酬金及福利總額約為13,800,000港元（二零零四年六月三十日：16,900,000港元）。本集團之薪酬政策與市場慣例一致。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納了一項符合香港聯合交易所有限公司證券上市規則（「**上市規則**」）第17章之規定之新購股權計劃（「**該計劃**」）。

該計劃及尚未行使之購股權之詳情將載於本公司二零零五年中期報告內。

企業管治

審核委員會

本公司審核委員會由三名獨立非執行董事組成，即林濬先生、馬紹援先生及譚惠珠女士。審核委員會已審閱本集團截至二零零五年六月三十日止六個月之未經審核簡明綜合財務資料，本公司之核數師羅兵咸永道會計師事務所亦已根據香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」予以審閱。

企業管治常規守則

據董事所知，除了偏離上市規則附錄14所載之企業管治常規守則（「**企業管治守則**」）守則條文第A.4.2條外，並無任何資料可合理地顯示本公司目前或曾於截至二零零五年六月三十日止六個月期間之任何時間不遵守企業管治守則之守則條文。

根據企業管治守則之守則條文第A.4.2條，所有為填補臨時空缺而被委任之董事應在接受委任後之首次股東大會上接受股東選舉。每名董事（包括有指定任期之董事）應輪值告退，至少每三年一次。

根據於二零零五年五月二十六日採納之本公司新的章程細則（「**新章程細則**」），每名董事（除主席及董事總經理外）（包括有指定任期之董事）應在股東週年大會上輪值告退，至少每三年一次；及所有為填補臨時空缺而被委任或新增之董事（不論是由董事會或本公司股東於股東大會上委任）均須在接受委任後之首次股東週年大會上接受本公司股東選舉。本公司是根據私人公司法1991於百慕達註冊成立的，而根據該法例，本公司之主席及董事總經理毋須輪值告退。

於本公司二零零五年股東週年大會上，所有董事（除主席及董事總經理外）已根據於採納新章程細則前有效之本公司章程細則輪值告退。前述情況偏離企業管治守則之守則條文第A.4.2條。

董事進行證券交易之守則

本公司已於二零零五年三月訂立了一套「本公司董事及相關僱員進行本公司證券交易之規則及程序」(「**該證券交易守則**」)作為其指引，有關條文不比上市規則附錄10所載之上市發行人董事進行證券交易之標準守則(「**該標準守則**」)寬鬆。於此之前，本公司曾採納該標準守則。本公司亦已成立由兩名成員組成之指定委員會(「**該指定委員會**」)，專責接收由董事及本公司相關僱員發出之通知書，以及向彼等發出已列明日期之書面確認書。

根據該證券交易守則，董事及本公司相關僱員在進行本公司證券交易前，必須事先知會任何一名指定委員會成員，並取得一份已列明日期之書面確認書；而指定委員會成員在進行本公司證券交易前，必須事先知會另一名指定委員會成員，並取得一份已列明日期之書面確認書。

本公司已特別向所有董事查詢，亦已接獲各董事之確認書，確認倘彼曾於截至二零零五年六月三十日止六個月內進行任何證券交易，彼已遵守該證券交易守則。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零五年六月三十日止六個月期間概無購買、出售或贖回本公司之上市證券。

承董事會命
董事總經理
王幸東

香港，二零零五年九月十六日
網址：http://www.onfem.com

於本公佈刊發日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。